Exhibit 99.1

Lima, Peru, November 06th, 2017 – Credicorp (NYSE:BAP) announced its unaudited results for the third quarter of 2017. These results are consolidated according to IFRS in Soles.

Third Quarter Results 2017

In 3Q17 Credicorp reported net income of S/ 1,218.3 million. This translated into ROAE and ROAA of 22.8% and 3.0%, respectively. Year-to-date (YTD), net income at Credicorp increased +15.6% with regard to the result for the same period in 2016, which represented ROAE and ROAA of 19.4% and 2.5%, respectively. These levels were similar to those reported for the same period last year (19.8% and 2.2%, respectively).

The results in 3Q17 show:

• Average daily loan balances grew only +0.9% QoQ but expanded +1.4% YoY. This growth was due mainly to loan expansion at Retail Banking segments and Mibanco, which offset the contraction in Corporate Banking loans. These levels of expansion, although low, reflect gradual recovery in the pace of loan growth for the second consecutive quarter. This recovery represents the beginning of a positive trend after the decrease reported in 1Q17. YTD, average daily balances grew +0.4% with regard to 4Q16’s levels, which represented an FX-adjusted expansion of +2.1% in a scenario in which the Sol has appreciated 2.71% thus far this year.

• In line with the gradual recovery in loan growth, mainly in higher-margin segments, net interest income (NII) increased +3.0% QoQ, +1.8% YoY, and +3.1% YTD. In this context the net interest margin (NIM) increased +8 bps QoQ but fell -13 bps YoY, which led the YTD level to remain stable at 5.35%.

• The cost of risk (CofR) fell -26 bps QoQ and -6 bps YoY to situate at 1.59%, which is the lowest level reported since 2013. This was mainly the result of a decrease in provisions, which reflected a decrease in provision requirements for the underlying portfolio and, to a lesser extent, a reduction in provisions for FEN. The improvement in the risk quality of the underlying portfolio was associated with a slight improvement in the majority of segments. In this context, the CofR was situated at 1.89% YTD.

• Risk-adjusted NIM recovered +23 bps QoQ but fell 6 bps YoY. In this context, risk-adjusted NIM recovered +1 bps YTD (4.15%), in line with the decrease in the CofR and the stability of NIM YTD.

• Non-financial income grew +21.7% QoQ and +28.3% YoY. This was mainly attributable to the gain on the sale of the remaining shares of BCI that amounted to S/ 281 million, which offset lower gains on FX transactions, investments in associates and other income. Fee income, the main source of non-financial income, fell slightly QoQ. Nevertheless, in YoY and YTD terms, fee income reported slight growth of +1.9% and +2.2%, respectively.

• The underwriting result contracted -2.8% QoQ, -10.1% YoY and -7.4% YTD. The drop QoQ was mainly due to an increase in the acquisition cost in the life insurance business, which was partially offset by higher net earned premiums primarily at the property and casualty business. In the YTD analysis, the decrease was due to an increase in claims in the property and casualty business due mainly to El Nino Phenomenon (FEN).

• The efficiency ratio improved 10 bps QoQ, 20 bps YoY and 40 bps in YTD. The aforementioned was attributable to a gradual recovery in income generation in the banking business. Adequate control over operating expenses led to QoQ growth for this component to hit a historic minimum for the last two years.

Table of Contents

Credicorp (NYSE: BAP): Third Quarter Results 2017	3
Financial Overview	3
1. Interest-earning assets (IEA)	5
1.1 Evolution of IEA	5
1.2 Credicorp Loans	6
1.2.1 Loan evolution by business segment	6
1.2.2 Evolution of dollarization by segment	8
1.2.3 BCRP de-dollarization plan at BCP Stand-alone	9
1.2.4 Market share in loans	10
2. Funding Sources	11
2.1 Funding Structure	11
2.1 Deposits	12
2.2.1 Deposit dollarization	13
2.2.2 Market share in Deposits	14
2.3 Other funding sources	14
2.4 Loan / Deposit (L/D)	15
2.5 Funding Cost	16
2.6 Mutual Funds	17
3. Portfolio quality and Provisions for loan losses	18
3.1 Provisions for loan losses	18
3.2 Portfolio Quality	19
3.2.1 Delinquency indicators by business line	21
4. Net Interest Income (NII)	26
4.1 Interest Income	26
4.2 Interest Expenses	27
4.3 Net Interest Margin (NIM) and Risk-Adjusted NIM	28
5. Non-Financial Income	30
5.1 Fee Income	31
5.1.1 By subsidiary	31
5.1.2 Banking Business	32
6. Insurance Underwriting Result	34
6.1 Net earned premiums	34
6.2 Net claims	35
6.3 Acquisition cost	36
7. Operating Expenses and Efficiency	37
8. Regulatory Capital	40
8.1 Regulatory Capital – BAP	40
8.2 Regulatory Capital – BCP Stand-alone based on Peru GAAP	41
9. Banking business’s Distribution channels	43
10. Economic Perspectives	46
11. Appendix	51
11.1 Credicorp	51
11.2 BCP Consolidated	53
11.3 Mibanco	56
11.4 BCP Bolivia	57
11.5 Credicorp Capital	58
11.6 Atlantic Security Bank	59
11.7 Grupo Pacifico	61
11.8 Prima AFP	63
11.9 Table of calculations	64

Credicorp (NYSE: BAP): Third Quarter Results 2017

Financial Overview

Credicorp Ltd.	Quarter			% Change		YTD		% change
S/ 000	3Q16	2Q17	3Q17	QoQ	YoY	Sep 16	Sep 17	Sep 16 / Sep 17
Net interest income *	1,996,152	1,972,705	2,032,423	3.0%	1.8%	5,838,256	6,021,215	3.1%
Provision for loan losses, net of recoveries	(389,086)	(433,219)	(378,202)	-12.7%	-2.8%	(1,326,234)	(1,347,915)	1.6%
Net interest income after provisions	1,607,066	1,539,486	1,654,221	7.5%	2.9%	4,512,022	4,673,300	3.6%
Non-financial income *	999,344	1,053,960	1,282,477	21.7%	28.3%	2,943,138	3,376,969	14.7%
Insurance services underwriting result	136,700	126,445	122,959	-2.8%	-10.1%	400,605	371,683	-7.2%
Operating expenses	(1,429,847)	(1,453,187)	(1,445,137)	-0.6%	1.1%	(4,188,745)	(4,305,435)	2.8%
Operating income	1,313,263	1,266,704	1,614,520	27.5%	22.9%	3,667,020	4,116,517	12.3%
Income taxes	(338,018)	(324,771)	(371,563)	14.4%	9.9%	(974,754)	(1,022,002)	4.8%
Net income	975,245	941,933	1,242,957	32.0%	27.5%	2,692,266	3,094,515	14.9%
Non-controlling interest	25,451	21,713	24,656	13.6%	-3.1%	72,651	66,420	-8.6%
Net income attributed to Credicorp	949,794	920,220	1,218,301	32.4%	28.3%	2,619,615	3,028,095	15.6%
Net income / share (S/)	11.91	11.54	15.27	32.4%	28.3%	32.84	37.96	15.6%
Total loans	94,319,220	93,670,216	95,142,268	1.6%	0.9%	94,319,220	95,142,268	0.9%
Deposits and obligations	88,709,612	92,039,132	92,893,915	0.9%	4.7%	88,709,612	92,893,915	4.7%
Net equity	19,116,945	20,802,017	21,964,556	5.6%	14.9%	19,116,945	21,964,556	14.9%
Profitability
Net interest margin *	5.47%	5.26%	5.34%	8 bps	-13 bps	5.35%	5.35%	0 bps
Risk adjusted Net interest margin *	4.40%	4.11%	4.34%	23 bps	-6 bps	4.14%	4.15%	1 bps
Funding cost *	2.07%	2.12%	2.07%	-5 bps	0 bps	2.03%	2.11%	8 bps
ROAE	20.7%	18.2%	22.8%	460 bps	210 bps	19.8%	19.4%	-40 bps
ROAA	2.4%	2.3%	3.0%	70 bps	60 bps	2.2%	2.5%	30 bps
Loan portfolio quality
Delinquency ratio over 90 days	2.12%	2.25%	2.28%	3 bps	16 bps	2.12%	2.28%	16 bps
Internal overdue ratio (1)	2.79%	2.93%	3.02%	9 bps	23 bps	2.79%	3.02%	23 bps
NPL ratio (2)	3.64%	3.92%	4.03%	11 bps	39 bps	3.64%	4.03%	39 bps
Cost of risk (3)	1.65%	1.85%	1.59%	-26 bps	-6 bps	1.87%	1.89%	2 bps
Coverage of internal overdue loans	155.4%	157.3%	153.8%	-350 bps	-160 bps	155.4%	153.8%	-160 bps
Coverage of NPLs	118.9%	117.7%	115.2%	-250 bps	-370 bps	118.9%	115.2%	-370 bps
Operating efficiency
Efficiency ratio (4) *	43.9%	43.8%	43.7%	-10 bps	-20 bps	43.5%	43.1%	-40 bps
Operating expenses / Total average assets	3.69%	3.63%	3.62%	-1 bps	-7 bps	3.50%	3.70%	20 bps
Insurance ratios
Combined ratio of P&C (5) (6)	88.0%	97.9%	95.8%	-210 bps	780 bps	89.1%	96.7%	760 bps
Loss ratio (6)	56.9%	59.1%	57.8%	-130 bps	90 bps	57.3%	47.9%	-940 bps
Underwriting result / net earned premiums (6)	16.2%	10.5%	10.7%	20 bps	-550 bps	16.3%	10.6%	-570 bps
Capital adequacy (7)
Tier 1 Capital (S/ Million) (8)	10,772	11,807	11,811	0.0%	9.6%	10,772	11,811	9.6%
Common equity tier 1 ratio (9)	10.64%	11.54%	11.93%	39 bps	129 bps	10.64%	11.93%	129 bps
BIS ratio (10)	15.56%	16.71%	16.35%	-36 bps	79 bps	15.56%	16.35%	79 bps
Employees	33,115	33,343	33,467	0.4%	1.1%	33,115	33,467	1.1%
Share Information
Outstanding Shares	94,382	94,382	94,382	0.0%	0.0%	94,382	94,382	0.0%
Floating Shares (11)	79,761	79,761	79,761	0.0%	0.0%	79,761	79,761	0.0%
Treasury Shares	14,621	14,621	14,621	0.0%	0.0%	14,621	14,621	0.0%

* This account or ratio has been modified retroactively, as a result of the improvement in the presentation of Credicorp's accounting. This improvement allowed to show the net gain in derivatives and the result by difference in exchange"

(1) Internal overdue loans: includes overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue Ratio: Internal Overdue Loans / Total Loans

(2) Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPLs / Total loans.

(3) Cost of risk: Annualized provision for loan losses / Total loans.

(4) Calculation has been adjusted, for more detail see Appendix 11.9. Efficiency ratio = [Total Expenses + Acquisition Cost - Other expenses] / [Net Interest Income + Fee Income + Net Gain on Foreign Exchange Transactions + Net Gain from Subsidiaries + Net Premiums Earned]

(5) Combined ratio= (Net claims + General expenses + Fees + Underwriting expenses) / Net earned premiums. Does not include Life insurance business.

(6) Considers Grupo Pacifico's figures before eliminations for consolidation to Credicorp.

(7) All Capital ratios are for BCP Stand-slone and based on Peru GAAP

(8) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(9) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(10) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

(11) It includes common shares directly or indirectly owned by Dionisio Romero Paoletti (Chairman of the Board) and his family or companies owned or controlled by them. As of February 8, 2017, Romero family owned 13,243,553 common shares and as of February 8, 2017, they owned 13,137,638 shares.

3

Credicorp and subsidiaries

Earnings contribution *	Quarter			% change		YTD		% change
S/ 000	3Q16	2Q17	3Q17	QoQ	YoY	Sep 16	Sep 17	Sep 17 / Sep 16
Banco de Crédito BCP (1)	740,240	721,572	789,854	9.5%	6.7%	1,967,746	2,203,589	12.0%
Mibanco (2)	83,539	85,429	113,058	32.3%	35.3%	221,206	263,727	19.2%
BCB	20,599	26,670	10,371	-61.1%	-49.7%	62,169	56,635	-8.9%
Grupo Pacífico (3)	87,196	77,791	82,591	6.2%	-5.3%	237,925	240,572	1.1%
Prima AFP	41,840	38,545	29,401	-23.7%	-29.7%	121,455	109,657	-9.7%
Credicorp Capital	19,179	26,486	14,288	-46.1%	-25.5%	62,354	55,288	-11.3%
Atlantic Security Bank	57,220	43,344	42,778	-1.3%	-25.2%	100,764	126,442	25.5%
Others (4)	(16,480)	(14,188)	249,018	-1855.1%	-1611.0%	67,202	235,912	-251.0%
Net income Credicorp	949,794	920,220	1,218,301	32.4%	28.3%	2,619,615	3,028,095	15.6%

*Contributions to Credicorp reflect the eliminations for consolidation purposes (e.g. eliminations for transactions among Credicorp’s subsidiaries or between Credicorp and its subsidiaries)

(1) Includes Mibanco.

(2) The figure is lower than the net income of Mibanco because Credicorp owns 95.36% of Mibanco (directly and indirectly).

(3) The figure is lower than the net income before minority interest of Grupo Pacifico because Credicorp owns 98.79% of Grupo Pacifico (directly and indirectly).

(4) Includes Grupo Credito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

	Quarter			YTD
ROAE *	3Q16	2Q17	3Q17	Sep 16	Sep 17
Banco de Crédito BCP (1)	23.5%	21.5%	22.3%	23.5%	20.8%
Mibanco (2)	23.6%	24.3%	30.0%	21.7%	22.5%
BCB	13.8%	17.9%	6.7%	14.3%	12.1%
Grupo Pacífico (3)	15.0%	13.9%	13.1%	15.8%	13.1%
Prima	30.7%	30.2%	21.1%	29.5%	24.6%
Credicorp Capital (4)	10.8%	13.4%	7.2%	13.8%	9.2%
Atlantic Security Bank	27.9%	22.4%	20.6%	18.3%	19.6%
Credicorp	20.7%	18.2%	22.8%	19.8%	19.4%

(1) Banco de Crédito BCP includes BCP Stand-alone and Mibanco.

(2) ROAE including goodwill of BCP from the acquisition of Edyficar (Approximately US$ 50.7 million) was 21.4% in 3Q16, 22.1% in 2Q17 and 27.4% in 3Q17. YTD ROAE incluiding goodwill was 19.7% as of Sep 16 and 20.6% as of Sep 17.

(3) Figures include unrealized gains or losses that are considered in Pacifico’s Net Equity from the investment portfolio of Pacifico Vida. ROAE excluding such unrealized gains was 19.1% in 3Q16, 17.4% in 2Q17 and 17.1% in 3Q17. YTD ROAE excluding such unrealized gains was 18.5% as of Sep 16 and 16.1% as of Sep 17.

(4) ROAE including the fees paid by Credicorp Ltd related to the sale of BCI was 8.7% in 3Q17 and YTD it was 9.7% as of Sep 17.

4

1.	Interest-earning assets (IEA)

Within IEA, loans expanded for the second consecutive quarter, although at a low rate. This was mainly attributable to growth at the Retail Banking segments and Mibanco, which are higher-margin businesses. In this context, the investment portfolio increased its share in total IEA, which reflects the investment strategy to maximize returns in a scenario of low loan growth.

Interest earning assets	As of			% change
S/ 000	Sep 16	Jun 17	Sep 17	QoQ	YoY
BCRP and other banks	23,394,407	25,361,757	22,763,956	-10.2%	-2.7%
Interbank funds	207,518	227,212	59,038	-74.0%	-71.6%
Trading securities	4,609,582	4,686,995	5,010,358	6.9%	8.7%
Investments available for sale	19,949,532	22,016,939	26,380,715	19.8%	32.2%
Investment held to maturity	4,243,603	5,086,185	4,267,588	-16.1%	0.6%
Total loans (1)	94,319,220	93,670,218	95,142,268	1.6%	0.9%
Total interest earning assets	146,723,862	151,049,306	153,623,923	1.7%	4.7%

(1) Quarter-end balance

1.1	Evolution of IEA

Total loans

Total loans, the group’s most profitable asset, maintained a stable share of IEA (61.9% in 3Q17 vs. 62.0% in 2Q17).

Loans posted nominal expansion QoQ of +1.6% and a currency-adjusted growth rate of +1.4% given that the Sol depreciated only 0.37% against the US Dollar this quarter while the dollarization level was situated at 41.3%. These levels of expansion, although low, reflect a gradual recovery in loan growth for the second consecutive quarter, which posted an upward trend after having registered a drop in 1Q17. Loan expansion at Credicorp is due mainly to:

(i)	The increase in loans in the Middle-Market Banking, SME-Pyme and SME-Business at BCP Stand-alone;

(ii)	+5.9% expansion QoQ in loans at BCP Bolivia; and

(iii)	Growth of +1.8% QoQ at Mibanco.

All of the aforementioned was partially offset by a decrease in Corporate Banking loans at BCP Stand-alone, which was attributable to aggressive competition in this segment.

The YoY evolution reflected slight growth in loans, which increased +0.9%. This fell below the level registered last quarter (+2.2%). The currency-adjusted growth rate was +2.6%, in line with the +3.97% appreciation of the Sol YoY. It is important to note that loan growth at BCP Bolivia (+16.0%) and at Mibanco (+7.9%) helped offset low loan expansion at BCP Stand-alone. Finally, loans grew +0.4% YTD.

Investments

Investments continue to increase their share in IEA due to an investment strategy to maximize the profitability of IEA to attenuate the effect of low loan-growth.

In this context, investments expanded +12.2% QoQ and +23.8% YoY, mainly due to higher volumes at BCP Stand-alone. The aforementioned was attributable to an increase in investments available for sale (+19.8% QoQ and +32.2% YoY), which was primarily associated with the purchase of Certificates of Deposit (CDs) from BCRP. This offset the contraction in investments held-to-maturity of -16.1% QoQ (YoY the level was stable).

5

Other IEA

BCRP and other banks fell -10.2% QoQ and -2.7% YoY due to a drop in BCRP balances, which was associated with the aforementioned purchase of BCRP certificates of deposit at BCP Stand-alone.

1.2	Credicorp Loans

1.2.1	Loan evolution by business segment

The table below shows the structure of loans by subsidiary and business segment measured in average daily balances. These balances may reflect trends or variations to a different degree than quarter-end balances given that the latter may include pre-payments or loans placed at the end of the quarter, which affect average daily balances to a lesser extent

Loan evolution measured in average daily balances by segment

	TOTAL LOANS
	Expressed in million soles			% change		% Part. in total loans
	3Q16	2Q17	3Q17	QoQ	YoY	3Q16	3Q17
BCP Stand-alone	77,295	76,915	77,488	0.7%	0.2%	82.5%	81.6%
Wholesale Banking	41,178	40,456	40,331	-0.3%	-2.1%	43.9%	42.4%
Corporate	27,392	26,653	25,899	-2.8%	-5.4%	29.2%	27.3%
Middle - Market	13,786	13,803	14,432	4.6%	4.7%	14.7%	15.2%
Retail Banking	35,413	35,723	36,434	2.0%	2.9%	37.8%	38.3%
SME - Business	4,460	4,433	4,704	6.1%	5.5%	4.8%	5.0%
SME - Pyme	7,598	7,922	8,240	4.0%	8.5%	8.1%	8.7%
Mortgage	12,609	12,584	12,745	1.3%	1.1%	13.5%	13.4%
Consumer	6,446	6,502	6,514	0.2%	1.1%	6.9%	6.9%
Credit Card	4,299	4,283	4,230	-1.2%	-1.6%	4.6%	4.5%
Others (1)	704	736	723	-1.8%	2.7%	0.8%	0.8%
Mibanco	8,158	8,689	8,840	1.7%	8.4%	8.7%	9.3%
Bolivia	5,159	5,716	5,959	4.2%	15.5%	5.5%	6.3%
ASB	3,086	2,816	2,723	-3.3%	-11.8%	3.3%	2.9%
BAP's total loans	93,698	94,136	95,010	0.9%	1.4%	100.0%	100.0%

For consolidation purposes, loans generated in FC are converted to LC.

(1) Includes Work out unit and other banking.

Highest growth in volumes
Largest contraction in volumes

Loan evolution by currency - average daily balances

	DOMESTIC CURRENCY LOANS					FOREIGN CURRENCY LOANS					% part. by currency
	Expressed in million Soles					Expressed in million USD					3Q17
	3Q16	2Q17	3Q17	QoQ	YoY	3Q16	2Q17	3Q17	QoQ	YoY	LC	FC
BCP Stand-alone	48,768	46,871	47,243	0.8%	-3.1%	8,433	9,227	9,309	0.9%	10.4%	61.0%	39.0%
Wholesale Banking	20,606	18,174	18,015	-0.9%	-12.6%	6,082	6,843	6,869	0.4%	12.9%	44.7%	55.3%
Corporate	13,669	11,479	11,118	-3.1%	-18.7%	4,057	4,660	4,550	-2.4%	12.1%	42.9%	57.1%
Middle-Market	6,937	6,695	6,896	3.0%	-0.6%	2,025	2,183	2,319	6.2%	14.5%	47.8%	52.2%
Retail Banking	27,879	28,366	28,895	1.9%	3.6%	2,227	2,259	2,320	2.7%	4.2%	79.3%	20.7%
SME - Business	2,121	2,117	2,229	5.3%	5.1%	692	711	762	7.1%	10.2%	47.4%	52.6%
SME - Pyme	7,184	7,599	7,926	4.3%	10.3%	122	99	97	-2.5%	-21.0%	96.2%	3.8%
Mortgage	9,266	9,413	9,589	1.9%	3.5%	989	974	972	-0.2%	-1.7%	75.2%	24.8%
Consumer	5,493	5,471	5,469	0.0%	-0.4%	282	317	322	1.6%	14.1%	84.0%	16.0%
Credit Card	3,815	3,766	3,682	-2.2%	-3.5%	143	159	169	6.2%	17.8%	87.0%	13.0%
Others (1)	284	331	333	0.8%	17.6%	124	125	120	-3.8%	-3.6%	46.1%	53.9%
Mibanco	7,638	8,189	8,331	1.7%	9.1%	154	153	156	1.9%	1.8%	94.3%	5.7%
Bolivia	-	-	-	-	-	1,525	1,756	1,834	4.5%	20.2%	-	100.0%
ASB	-	-	-	-	-	912	865	838	-3.1%	-8.1%	-	100.0%
Total loans	56,406	55,060	55,574	0.9%	-1.5%	11,025	12,001	12,138	1.1%	10.1%	58.5%	41.5%

(1) Includes Work out unit, and other banking.

Highest growth in volumes
Largest contraction in volumes

6

Average daily balances reported growth of only +0.9% QoQ, which is a rate lower than that posted for quarter-end balances (+1.6% QoQ) given that the latter recovered toward the end of the quarter. This increase was very balanced in terms of currency, so the currency mix of the loan book was relatively stable.

The higher level registered this quarter was due primarily to growth in Retail Banking at BCP Stand-alone, specifically in the SME-Business and SME-Pyme segments, and at Mibanco and BCP Bolivia.

Loan Growth QoQ in Average Daily Balances

Expressed in millions of soles

At BCP Stand-alone, Wholesale Banking posted a slight contraction QoQ due to a drop in Corporate Banking loans in both currencies, which reflects, to a large extent, the aggressive competition seen in this segment since 2016. This was attenuated by loan growth, particularly in FC, in Middle-Market Banking.

The QoQ increase in the Retail Banking portfolio at BCP Stand-alone was attributable to:

(i)	Loan growth in SME-Pyme mainly in loans denominated in LC;

(ii)	Loan expansion in SME-Business in loans of both currencies; and

(iii)	An increase in Mortgage loans denominated in LC.

All aforementioned helped offset the slight contraction in the Credit Card segment. In terms of the credit card segment, it is important to note that the strategy implemented to reduce clients’ level of leverage has had a negative impact on loan origination, but has allowed us to exercise more control and absorb the delinquency level that was registered at the end of 2015, which was above our risk appetite.

BCP Bolivia posted loan growth, which was situated at +4.2% QoQ in 2Q17, measured in average daily balances. This evolution was due to higher growth in the Wholesale Banking segment, which was primarily attributable to growth in Corporate Banking loans. Retail Banking also posted slight growth due to an increase in mortgage loans.

Mibanco’s loan book expanded +1.7% QoQ, measured in average daily balances, which is noteworthy given the context of low economic growth. Regardless, the speed of origination still remains below this segment’s potential.

ASB loans, measured in average daily balances, fell -3.3% QoQ, which was attributable to pre-payments of Back-to-Back loans.

All of the aforementioned is reflected in the change in the portfolio mix, where segments with higher margins such as SME-Pyme, SME-Business and Mibanco continue to increase their shares due to higher growth rates and to contractions in some segments in a context of growing competition and subsequently lower margins.

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Loan Growth YoY in Average Daily Balances

Expressed in millions of soles

The analysis of total loans YoY measured in average daily balances shows growth of +1.4% that was led by Mibanco, Middle-Market Banking and SME-Pyme at BCP Stand-alone and by BCP Bolivia. YoY growth was due mainly to expansion in FC loans, which helped offset the contraction in average daily balances in LC.

Finally, average daily balances expanded +0.4% YTD and +2.1% adjusted for FX, in a scenario in which the Sol appreciated 2.71% since December.

1.2.2	Evolution of dollarization by segment

YoY evolution of dollarization by Credicorp segment

(1) Average daily balances.

(2) The FC share of Credicorp’s loan portfolio is calculated including BCP Bolivia and ASB, however the chart shows only BCP Stand-alone and Mibanco’s loan books.

The analysis of the YoY evolution of Credicorp’s dollarization level shows an increase that is attributable to an increase in the dollarization level at BCP Stand-alone and, to a lesser extent, to expansion in loans at BCP Bolivia. It is important to note that BCP Bolivia’s loans are denominated in Bolivian Pesos and as such, are considered part of Credicorp’s FC portfolio when calculating the dollarization level.

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The chart above shows the levels of dollarization of the business segments at BCP Stand-alone and Mibanco. It is important to note that:

(i)	Higher dollarization at BCP Stand-alone was due to an increase in this level in Wholesale Banking, which was in turn attributable to loans for clients in the fishing sector that have US dollar income generation; and

(ii)	The other segments posted stable dollarization levels with the exception of Mortgage, which continued its gradual dedollarization process.

All of the aforementioned contributed to maintaining the percentage of the loan portfolio that is highly exposed to FX-risk on credit risk at relatively stable levels, which, as the figure shows, are close to 0%.

FX risk on credit risk – BCP Stand-alone

1.2.3	BCRP de-dollarization plan at BCP Stand-alone

At the end of 2014, BCRP established a Loan Dedollarization Program. Among the measures taken, progressive dedollarization goals were set for June 2015, December 2015 and December 2016 for the total portfolio in FC with some exceptions and for the joint mortgage and car portfolio. The balance required at the end of December 2017 has been adjusted in the following way:

(i)	For the total portfolio in FC, the balance at the end of December 2017 should represent no more than 80% of the total loan balance at the end of September 2013 (excluding some loans). This goal is the same as that set for December 2016. It is important to note that at the end of 4Q16, Credicorp posted a compliance level of 144% for this goal; and

(ii)	For the FC portfolio in FC in the mortgage and car portfolio at the end of December 2017 must represent no more 60% of the balance at the end of February 2013.

The bases for both goals are pegged to quarter-end balances in local accounting but the compliance level is calculated with monthly average daily balances for the reporting month.

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The figures below show the percentage of compliance at the end of September 2017:

Reduction target for total loans in FC	Reduction Target for “Mortgage & Car” loans in FC
-at the end of September 2017	-at the end of September 2017

As is evident in the figures, BCP Stand-alone has achieved a comfortable compliance level for the loans that are subject to the dedollarization program. In terms of the Car + Mortgage portfolio, the compliance level is slightly below 100%, which reflects a slowdown in the speed of dedollarization in the Mortgage segment. Nevertheless, this is not of concern given that Credicorp still has three months to hit the reduction goal.

1.2.4	Market share in loans

Market share in Peru (1)

(1) Mortgage segment includes Mibanco's market share of 1% as of August 2017, June 2017 and September 2016.

(2) Consumer segment includes Mibanco's market share of 2.0% as of August 2017, 2.1% as of June 2017 and 2.2% as of September 2016.

(3) Corporate and Middle-market market shares are as of September 2017

At the end of August 2017, BCP Stand-alone continued to lead the market with a share of 28.7%, which is significantly higher than the level posted by its closest competitor. Nevertheless, this share falls below the 30.0% posted in 3Q16, which reflects high competition in the Wholesale Banking segment and low growth in the Retail Banking segments.

Corporate and Middle-Market Banking reduced their market share in -70 and -180 bps, respectively. However, it is worth mentioning that both maintained their leadership in their respective markets.

In Retail Banking, BCP also registered a relatively stable market share and continued to lead in the vast majority of its segments with the exception of SME-Business, where it ranked second. The banks remains committed to increasing its market share.

Mibanco slightly increased its market share in the SME-Pyme segment, going from 22.4% in September 2016 to 22.5% in August 2017.

Finally, BCP Bolivia’s market share grew QoQ and YoY, once again ranking fourth in the Bolivian Financial System.

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2.	Funding Sources

In 2017, Credicorp’s funding structure shows a higher share of Deposits. In 3Q17, it is important to note: i) an increase in the funding volume, which was in line with a gradual recovery in loan growth; ii) significant expansion in Demand and Savings deposits, which are a lower-cost source of funding; and iii) the increase in Due to banks and correspondents in LC, which have replaced BCRP instruments, in line with the strategy to keep the currency and duration mistmatch within internal limits. All of the aforementioned led to a drop in interest expenses, which translated into a 5 bps drop QoQ in Credicorp’s funding cost.

Funding	As of			% change
S/ 000	Sep 16	Jun 17	Sep 17	QoQ	YoY
Non-interest bearing demand deposits	23,684,449	24,051,059	24,506,234	1.9%	3.5%
Interest bearing Demand deposits	5,530,717	4,884,148	5,075,162	3.9%	-8.2%
Saving deposits	26,015,226	26,085,580	26,652,822	2.2%	2.5%
Time deposits	26,515,785	29,576,960	29,619,222	0.1%	11.7%
Severance indemnity deposits	6,611,956	7,039,767	6,609,242	-6.1%	0.0%
Interest payable	351,479	401,618	431,233	7.4%	22.7%
Total deposits	88,709,612	92,039,132	92,893,915	0.9%	4.7%
Due to banks and correspondents	7,770,822	8,066,962	8,867,185	9.9%	14.1%
BCRP instruments	10,798,751	8,989,728	8,107,103	-9.8%	-24.9%
Bonds and subordinated debt	15,571,172	15,295,673	15,236,054	-0.4%	-2.2%
Other liabilities (1)	16,201,411	16,803,410	17,807,782	6.0%	9.9%
Total funding	139,051,768	141,194,905	142,912,039	1.2%	2.8%

(1) Includes acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

2.1	Funding Structure

Evolution of the funding structure and cost – BAP

(1) Includes acceptances outstanding, reserve for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

In the figure for the Evolution of the funding structure and cost at Credicorp is calculated based on quarter-end balances. This quarter, it is noteworthy the QoQ increase in the share of Due to banks and correspondents, Savings deposits and Demand deposits in Credicorp’s funding mix, while BCRP Instruments continue to post a drop in their share due to expirations of regular repos.

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Deposits continued to represent the main funding source at Credicorp with a 64.7% share of total funding at the end of September 2017.

The share of BCRP Instruments in Credicorp’s total funding fell -70 bps QoQ. This was due primarily to the expiration of Regular Repos with BCRP. It is important to note that BCP Stand-alone accounts for approximately 95% of BCRP Instruments at the Credicorp level; the remainder corresponds to Mibanco.

Given the importance of BCP Stand-alone’s funding, we have developed a figure to show its structure by tenure. It is evident that approximately 67.8% of the funding in BCRP Instruments have expiration dates in 2017 and 2018.

BCP Stand-alone - Funding structure by tenure YoY

At the end of June 2017

(1) Deposits include non-contractual deposits (Demand, Savings and Severance indemnity -CTS) and Time Deposits. The non-contractual deposits represent 76% of total deposits; 34% of the non-contractual deposits has tenure lower than 6 months and 66% of the non-contractual deposits has a duration higher than 6 months (10% ≤ 1 year, 30% between >1 year and ≤ 3 years, and 60% from >3 years onwards).

(2) It includes Due to banks and correspondents and Bonds and subordinated debt.

At the end of September 2017

(1) Deposits include non-contractual deposits (Demand, Savings and Severance indemnity -CTS) and Time Deposits. The non-contractual deposits represent 77% of total deposits; 34% of the non-contractual deposits has tenure lower than 6 months and 66% of the non-contractual deposits has a duration higher than 6 months (9% ≤ 1 year, 31% between >1 year and ≤ 3 years, and 60% from >3 years onwards).

(2) It includes Due to banks and correspondents and Bonds and subordinated debt.

2.1 Deposits

Deposits		As of		% change
S/ 000	Sep 16	Jun 17	Sep 17	QoQ	YoY
Non-interest bearing demand deposits	23,684,449	24,051,059	24,506,234	1.9%	3.5%
Interest bearing Demand deposits	5,530,717	4,884,148	5,075,162	3.9%	-8.2%
Saving deposits	26,015,226	26,085,580	26,652,822	2.2%	2.5%
Time deposits	26,515,785	29,576,960	29,619,222	0.1%	11.7%
Severance indemnity deposits	6,611,956	7,039,767	6,609,242	-6.1%	0.0%
Interest payable	351,479	401,618	431,233	7.4%	22.7%
Total deposits	88,709,612	92,039,132	92,893,915	0.9%	4.7%

Total deposits grew QoQ. This was primarily attributable to growth at BCP Stand-alone and, to a lesser extent, to expansion at BCP Bolivia.

Within the QoQ increase, growth in savings deposits by individuals is noteworthy, particularly in terms of main products such as payroll accounts, “my first account” and “award account” (different types of saving accounts for individuals, which were promoted through a large-scale advertising campaign). This expansion was the result of significant efforts to offset aggressive competition to capture deposits from individuals.

QoQ growth was also reported in i) non-interest bearing demand deposits, which was in turn due to a higher volume in current accounts in LC of Corporate Banking clients at BCP Stand-alone; and ii) Interest-bearing demand deposits, mainly in Corporate Banking in LC.

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The increase in time deposits was due primarily attributable to corporate clients at BCP Bolivia.

The aforementioned helped offset the seasonal contraction QoQ in Severance indemnity deposits given that employers pay half a salary every 2Q and some employees opt to withdraw the excess accumulated in the following quarter (3Q).

In YoY terms, there was a significant 4.7% increase in total Deposits due to increases in the level of Time deposits and Non-interest bearing demand deposits. Growth in the latter was mainly attributable to expansion in Current accounts at BCP Stand-alone.

2.2.1 Deposit dollarization

Deposit Dollarization (1) – BAP

(1) Q-end balances.

Deposit dollarization at Credicorp fell QoQ. This was due primarily to an increase in Demand and Savings deposits, both a lower-cost funding source, in LC and at BCP Stand-alone. The aforementioned was accentuated by the contraction in FC deposits. All of the aforementioned was in line with our strategy to maintain an adequate balance of assets and liabilities by currency.

The YoY evolution shows a trend similar to that seen in the QoQ evolution, which was attributable to significant growth in Demand deposits (interest-bearing and non-interest bearing) and Savings deposits in LC through BCP Stand-alone, as the figure below shows.

BCP Stand-alone- Deposit Dollarization measured in average daily balances

The analysis of the evolution of the dollarization of deposits by type shows that all of the deposits report either lower or stable dollarization levels QoQ. It is noteworthy to note, the increase in Non-interest bearing demand and Savings deposits, both in LC.

In the YoY analysis, significant dedollarization was attributable to an increase in demand, savings and CTS deposits in LC. It is important to note that the increase in the dollarization level of Time deposits in 2016 was originated by corporate clients.

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2.2.2 Market share in Deposits

Market share in Peru

Source: BCP

(1) Demand deposits includes Mibanco's market share of 0.1% at the end of September 2016, 0.2% at the end of June 2017 and August 2017.

(2) Savings deposits includes Mibanco's market share of 1.2% at the end of September 2016, June 2017 and August 2017.

(3) Time deposits includes Mibanco's narket share of 5.8% at the end of September 2016, and 5.9% at the end of June 2017 and August 2017.

(4) CTS or Severance indemnity deposits includes Mibanco's market share of 1.2% at the end of September 2016, June 2017 and August 2017.

At the end of August 2017, Credicorp’s subsidiaries in Peru, BCP and Mibanco, continued to lead in terms of total deposits with a market share (MS) of 32.5%. This result was situated approximately 13.6 percentage points above that of the group’s closest competitor.

In the QoQ analysis, the MS of total deposits remained stable (32.5% at the end of June 2017) due to the net effect between growth in the MS of savings deposits, and a drop in the MS of Time and CTS deposits.

The YoY analysis reveals an 80 bps increase in the market share of total deposits (31.7% at the end of September 2016). This was in line with growth in the MS of savings, demand and time deposits.

BCP Bolivia continued fourth in the Bolivian financial system with a stable MS that was situated at 10.0% at the end of September 2017 (compared to 10.2% at the end of June 2017).

2.3 Other funding sources

Other funding sources		As of		% change
S/ 000	Sep 16	Jun 17	Sep 17	QoQ	YoY
Due to banks and correspondents	7,770,822	8,066,962	8,867,185	9.9%	14.1%
BCRP instruments	10,798,751	8,989,728	8,107,103	-9.8%	-24.9%
Bonds and subordinated debt	15,571,172	15,295,673	15,236,054	-0.4%	-2.2%
Other liabilities (1)	16,201,411	16,803,410	17,807,782	6.0%	9.9%
Total Other funding sources	50,342,156	49,155,773	50,018,124	1.8%	-0.6%

(1) Includes acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

The Total of other funding sources increased +1.8% QoQ, which was mainly attributable to a higher level of Due to banks and Correspondents at BCP Stand-alone and, to a lesser extent, at Mibanco.

Next in line was growth in Other liabilities, which was due to an increase in repo agreements with other banks at BCP Stand-alone and Credicorp Capital.

QoQ growth in Due to banks and correspondents originated in the last quarter of 3Q17 at BCP Stand-alone. This increase was due to a higher level of Interbank Funds in LC.

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All of the aforementioned helped offset the contraction expected in BCRP Instruments, which decreased QoQ due to the expiration of regular repos.

In terms of Bonds and subordinated debt, a slight reduction was reported that was due primarily to the expiration of 3 debt instruments at the Credicorp Remittance Inc1 subsidiary and, to a lesser extent, to expiration of bonds in FC at BCP Stand-alone.

The YoY analysis shows a slight contraction in the total of Other funding sources, mainly at BCP Stand-alone, which was in line with the contraction in (i) BCRP Instruments, which was due primarily to expirations of substitution and expansion repos in 2017; and (ii) Bonds and subordinated debt, due to expirations in FC bonds.

2.4 Loan / Deposit (L/D)

Loan / Deposit Ratio by Subsidiary

Credicorp’s L/D ratio increased QoQ to reach 102.4%. This was due to a +1.6% expansion in the QoQ growth in loans versus expansion of +0.9% QoQ in total deposits.

Loan / Deposit Ratio by Currency

Local Currency	Foreign Currency

The QoQ analysis by currency reveals a drop in the L/D ratio in LC at Credicorp, which was in line with an expansion in LC deposits at BCP Stand-alone. The increase in the L/D ratio in LC at Mibanco reflected a scenario in which loans expanded while deposits contracted. This contraction was associated with Time deposit maturities in 3Q17. The L/D ratio in FC remained stable QoQ.

1 Subsidiary of Credicorp Ltd that makes issuances abroad that are guaranteed by future collections onf payment orders for fund transfers from abroad in US Dollars.

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In the YoY analysis, the L/D ratio in LC fell, which was attributable to growth in LC deposits. This funding has replaced BCRP instruments. The aforementioned was accentuated by a drop in LC loans, mainly at BCP Stand-alone.

2.5	Funding Cost

Credicorp’s funding cost fell 5 bps QoQ given that interest expenses fell despite an increase in average total liabilities. This reflects the positive impact of:

(i)	Growth in total funding that was attributable to an increase in the volume of deposits, our lowest-cost funding source. Additionally, the expansion in deposits was driven mainly by Demand and Savings deposits whose funding cost is the lowest among all deposit types.

(ii)	An increase in the level of Due to banks and correspondents, which represents the second largest source of funding to support the gradual recovery posted this quarter in loan growth. Furthermore, this source has also helped replace BCRP instruments that have matured while allowing us to maintain an adequate level of structural funding.

(iii)	The slight decrease in the funding cost in LC due to the drop in the Central Bank’s reference rate, and most importantly, the increase in liquidity in Soles, which in turn is the result of the Central Bank’s FX policy to soften the appreciation of the sol against the US Dollar. Initially, the reduction in the Central Bank’s reference rate stabilize the funding cost in LC, which had been growing since 2014.

All of the aforementioned offset the increase in the funding cost generated by:

(i)	Higher volumes of liabilities, mainly in Deposits and Due to banks and correspondents; and

(ii)	A change in the mix by currency given that funding in LC increased its share of total funding and the cost of LC funding is higher than that of FC.

The following figure shows the funding cost per subsidiary:

	BCP
	Stand-alone	Mibanco	BCP Bolivia	ASB	Banking business	Credicorp (1)
3Q16	2.01%	5.07%	1.99%	2.23%	2.25%	2.07%
2Q17	2.09%	4.84%	2.19%	1.68%	2.29%	2.12%
3Q17	2.02%	4.78%	2.55%	1.40%	2.24%	2.07%

(1) Includes banking business results, other subsidiaries and consolidation adjustments.

The funding cost at BCP Stand-alone fell -7 bps QoQ. This was mainly due to a decrease in interest expenses on loans, which was in line with:

(i)	Lower volumes of BCRP regular repos and of BCRP special repos at the end of 2Q17.

(ii)	Expansion in Demand and Savings deposits and Due to banks and correspondents to replace BCRP funding. The former were obtained at a lower cost than BCRP Instruments and helped maintain an adequate level of structural funding. All of the aforementioned took place in a scenario marked by a reduction in BCRP’s reference rate, which posted another drop in 3Q17 equivalent to 25 bps.

The funding cost at BCP Bolivia increased +36 bps QoQ due to growth in interest expenses on deposits (specifically time deposits with corporate clients).

The funding cost at Mibanco fell -6 bps QoQ. This was due primarily to a drop in interest expenses on deposits, which was associated with maturities at the time deposit level (accounts held by individuals).

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ASB posted a decrease in its funding cost due to an on-going decrease QoQ in financial expenses (-16.5% QoQ) and a slight drop in average liabilities (-0.4% QoQ).

The figure below shows the funding cost by source for the Banking Business2:

Banking Business – Funding Structure & Cost

These figures differ from those previously reported; consider the ones in this report.

(1) Deposits include Demand, Savings, Severance indemnity (CTS) and Time Deposits.

(2) It mainly includes outstanding acceptances and other payable accounts

2.6 Mutual Funds

Mutual funds		As of		% change
S/ 000	Sep 16	Jun 17	Sep 17	QoQ	YoY
Mutual funds in Peru	10,581,802	11,069,959	11,297,018	2.1%	6.8%
Mutual funds in Bolivia	543,444	578,799	552,046	-4.6%	1.6%
Total mutual funds	11,125,246	11,648,758	11,849,065	1.7%	6.5%

Mutual funds at Credicorp Capital Fondos Peru grew QoQ, mainly due to an increase in corporate funds. Nevertheless, the company’s market share at the end of September 2017 fell slightly (40.4% versus 41.5% at the end of June 2017). Despite this, Credicorp Capital Fondos Peru continued to lead the market in Peru and was situated approximately 19.2 percentage points above its closest competitor. In the YoY analysis, Credicorp Capital Fondos Peru reported +6.8% growth in its funds under management (FuMs).

FuMs at Credifondo Bolivia fell QoQ due to a decrease in the investment volume despite an increase in the number of clients, mainly in terms of individual investors. The market share in mutual funds was situated at 13.0 percent at the end of September 2017 vs. 13.8% at the end of June 2017. In this context, Credifondo Bolivia was the fourth largest competitor in the Bolivian market. In YoY terms, it reported expansion of +1.6% in FuMs.

2 Includes BCP Individual, Mibanco, BCP Bolivia and ASB.

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3.	Portfolio quality and Provisions for loan losses

In 3Q17, the cost of risk (CofR) fell -26 bps QoQ and -6 bps YoY to situate at 1.59%, the lowest level reported since 2013. This was primarily attributable to a drop in provisions, which was in line with a decrease in provision requirements for the underlying portfolio and, to a lesser extent, to lower provisions for the FEN. The improvement in the underlying portfolio’s risk quality was mainly due to a slight improvement in the majority of segments.

Portfolio quality and Provisions for loan losses		Quarter		% change
S/ 000	3Q16	2Q17	3Q17	QoQ	YoY
Gross Provisions	(489,514)	(499,390)	(447,504)	-10.4%	-8.6%
Loan loss recoveries	100,428	66,171	69,302	4.7%	-31.0%
Provision for loan losses, net of recoveries	(389,086)	(433,219)	(378,202)	-12.7%	-2.8%
Cost of risk (1)	1.65%	1.85%	1.59%	-26 bps	-6 bps
Provisions for loan losses / Net interest income	19.5%	22.0%	18.6%	-340 bps	-90 bps
Total loans (Quarter-end balance)	94,319,220	93,670,216	95,142,268	1.6%	0.9%
Allowance for loan losses	4,084,178	4,323,480	4,419,769	2.2%	8.2%
Write-offs (2)	398,410	381,986	332,995	-12.8%	-16.4%
Internal overdue loans (IOLs) (3)	2,627,587	2,749,047	2,874,071	4.5%	9.4%
Refinanced loans	807,904	922,974	963,807	4.4%	19.3%
Non-performing loans (NPLs) (4)	3,435,491	3,672,021	3,837,878	4.5%	11.7%
Delinquency ratio over 90 days	2.12%	2.25%	2.28%
IOL ratio	2.79%	2.93%	3.02%
NPL ratio	3.64%	3.92%	4.03%
Coverage ratio of Internal overdue loans	155.4%	157.3%	153.8%
Coverage ratio of NPLs	118.9%	117.7%	115.2%

(1) Annualized provisions for loans losses / Total loans.

(2) Figures differ from previously reported, please consider the data presented on this report.

(3) Includes overdue loans and loans under legal collection. (Quarter-end balances)

(4) Non-performing loans include past-due loans and refinanced loans. (Quarter-end balances).

3.1 Provisions for loan losses

The allowance for loan losses net recoveries fell -12.7% QoQ and -2.8% YoY. This was due to:

(i)	A decrease in provisions requirements for the underlying portfolio; this was seen in the majority of segments and was particularly noteworthy at Wholesale Banking, Mibanco, Credit Card and SME-Pyme.

(ii)	A drop in the provisions required for the portfolio due to the FEN, which totaled S/ 15 million in 2Q17 at Mibanco.

All of the aforementioned, coupled with slight growth in total loans of +1.6% QoQ, translated into a contraction in the CofR3 of -26 bps QoQ and -6 bps YoY. In this scenario, the CofR was situated at 1.59%.

In this context, it is important to note the drop in the CofR for the underlying portfolio, which went from 1.79% in 2Q17 to 1.59% in 3Q17. The aforementioned was due to an improvement in the risk quality of the vast majority of segments and in Mibanco, Credit Cards and SME-Pyme in particular and to growth in loans, which will be explained later in this report. Year-to-date (YTD), the CofR for the underlying portfolio reported a drop of -16 bps, going from 1.87% in 2016 to 1.72% for the same period in 2017.

The coverage ratios for the internal overdue and non-performing loan portfolios fell although the allowance for loan losses increased (+2.2% QoQ and +8.2% YoY) given that the internal overdue and non-performing loan portfolios increased to a larger extent (+4.5% QoQ +9.4% YoY and +4.5% QoQ and + 11.7% YoY, respectively).

3 Annualized provisions for loan losses net of recoveries over total loans.

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3.2 Portfolio Quality

(1) Adjusted NPL ratio = (Non-performing loans + Charge-offs) / (Total loans + Charge-offs).

(2) Cost of risk = Annualized provisions for loan losses net of recoveries / Total loans.

(3) The cost of risk of the Underlying portfolio for March 17 and June 17 was calculated eliminating provisions related to the construction sector and the El Nino weather phenomenon.

Prior to analyzing the evolution of Credicorp’s delinquency indicators, it is important to note that:

(i)	Traditional delinquency indicators (IOL and NPL) continue to be distorted by the presence of real estate collateral (commercial and residential properties). This means that loans that are 150 days past due cannot be written off although provisions have been set aside, given that foreclosure takes 5 years on average.

(ii)	During the second semester (2H) every year, loans are more dynamic, particularly in the SME-Pyme and Mibanco segments given that the main financing campaigns (Christmas Season) are conducted in the second semester (2H). These short-term loans are paid in full in 1H of the following year.

The figure above shows a slight QoQ increase in the adjusted NPL ratio due to higher growth in non-performing loans than in total loans. Accordingly, both the IOL and the NPL ratios show slight deterioration QoQ.

Growth in the internal overdue and non-performing loan portfolio (which includes refinanced loans) was in line with the increase reported in these portfolios, mainly in the SME-Pyme, Wholesale, Mibanco and Credit Card segments, and with a lower level of written-off loans.

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The figure below shows the evolution of the cost of risk by business line and product:

Cost of risk by segment(1)

(1) Figures differ from previously reported, please consider the data presented on this report.

Prior to analyzing delinquency indicators by business line, it is important to note that, as is evident in the figure above, the CofR fell QoQ in most of the segments (Mortgage segment posted an atypical level in 1Q17). In YoY terms, the CofR contracted for the fourth consecutive quarter (not including 1Q17, which was affected by the FEN).

In the analysis YTD, it is important to note that the CofR as of September 2017 was situated at 1.89%, which was similar to the 1.87% reported for the same period in 2016. This is noteworthy given that:

(i)	The level in 2017 includes provisions for FEN and for construction companies, which were registered in 1Q and 2Q;

(ii)	Loans reported slight growth in the context of slow economic growth and low internal demand over the last two years; and

(iii)	The underlying portfolio has registered a CofR of 1.72% YTD in 2017 while the level for the same period in 2016 was 1.87%.

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3.2.1 Delinquency indicators by business line

Wholesale Banking – Portfolio quality and cost of risk

(i)	The CofR in Wholesale Banking was situated at 0.06%, which represents a decrease of -15 bps QoQ. This decline was due to i) the reduction in provisions for Corporate and Middle-Market Banking clients, and ii) a provision reversal because a client in the Work-out unit agreed to give an asset as payment and as such, the loan was cancelled. This result is even more positive if we consider that this segment posted a QoQ contraction in loans.

The NPL ratio increased slightly due to the deterioration in the situation of a certain number of clients, whose debt has been refinanced.

BCP Bolivia – Portfolio quality and cost of risk

(ii)	BCP Bolivia reported an increase QoQ and YoY in the CofR due to higher provisions; this increase was partially offset by loan growth. Thus, the IOL and NPL ratios remained relatively stable.

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SME-Business – Portfolio quality and cost of risk

(iii)	The CofR in the SME-Business fell QoQ and YoY, which was due primarily to a decrease in provisions in 3Q17 and to a lesser extent to loan growth. The reduction in provisions was attributable to: i) the improvement in loan book’s risk performance in 3Q, and ii) the recovery of some past due loans.

The NPL ratio improved QoQ, which was in line with (i) the contraction in NPLs due to write-offs and recoveries of loans that were in a judicial process for collection; and (ii) the expansion of +4.0% in the loan book. YoY, the drop in the NPL ratio was due to higher growth rate in loans than that of NPLs. It is important to note that this business maintains its risk-quality indicators within the organization’s risk appetite.

SME - Pyme – Portfolio quality and Cost of risk

(iv)	With regard to the SME-Pyme, it is important to analyze the early delinquency indicator, which excludes loans that are overdue less than 60 days (volatile loans whose percentage of recovery is very high), and those more than 150 days overdue (loans that have been provisioned but cannot be written-off due to the existence of real estate collateral- commercial properties that require 5 years on average to liquidate).

Since the beginning of 2014, early delinquency has followed a downward trend YoY that reflects continuous improvement in the risk quality of vintages, which in turn is explained by all adjustments made to the business model for SME-Pyme. All this is more evident in vintages originated in 2015. In 3Q17, early delinquency fell -96 bps YoY to hit its lowest level since 1Q13, prior to the delinquency problem that was triggered by the slowdown in the Peruvian economy.

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In this context, the cost of risk fell -194 bps YoY to once again hit a record low for the last 3 years. This was due primarily to a reduction in provisions, in line with an improvement in the portfolio’s risk quality following the implementation of measures to fine-tune risk management.

Mortgage – Portfolio quality and Cost of risk (1)

(1) Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(v)	In terms of Mortgage loans, it is important to remember that these indicators have also been affected by the existence of real estate guarantees because the loans cannot be written-off until foreclosure, which takes 5 years on average. Nevertheless, QoQ traditional delinquency indicators area stable due to (i) loan growth; and (ii) lower level of loan amortization that affected this loan book after a change in AFP regulation (new regulation allowed affiliates to withdraw 25% of their funds to use them for new mortgages or to amortize existing loans, which translated into an amortization of approximately 8% of loan book over the last 12 months).

The early delinquency indicator, which excludes the effect of loans that are more than 150 days overdue, is within the average range observed over the past two years.

The CofR increased +13 bps QoQ due to an increase in provisions, which reach more normalized levels. This was mainly attributable to the fact that in the last few quarters, these levels were unusually low due to an operating error in the MiVivienda portfolio that led the bank to set aside provisions for loans that were not required and that we reversed in previous months.

In the YoY analysis, early delinquency fell -19 bps and the cost of risk increased +6 bps, in line with an increase in provision expenses.

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Consumer – Portfolio quality and Cost of risk (1)

(1) Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(vi)	In the Consumer portfolio, the CofR remained stable QoQ and decreased -148 bps YoY due to a reduction in provisions. This was due to (i) the extinction of vintages originated prior to 2015; and (ii) a change in the loan book’s risk profile. At the end of August 2017, 70% of the portfolio corresponded to vintages from 2016 or after, which have better risk quality than the ones of 2015 and before that triggered the delinquency problem. The portfolio’s new composition reflects the calibrated profile that was generated by the change in the risk policy for admissions, which led to a subsequent decrease in the level of provisions.

Early delinquency fell -2 bps QoQ and -42 bps YoY due to an improvement in the risk quality of new vintages. Consequently, this indicator reached levels similar to those seen in 2013 but at a lower cost of risk. It is evident that we have room to increase the speed of growth, which will allow us to maximize the portfolio’s profitability while maintaining this loan book within the organization’s risk appetite. Higher growth is not reflected in the loan balances at the end of 3Q17 given that this new approach was initiated at the beginning of the quarter and will take time to fully implement.

Credit Card – Portfolio quality and Cost of risk (1)

(1) Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(vii)	The Credit Card segment reported a drop QoQ and YoY in the CofR, which was in line with the reduction in provisions. The portfolio grew slightly QoQ given that, as discussed earlier, the decision to increase the speed of growth in this segment and meet the objective to maximize the portfolio’s profitability has yet to fully materialize in 3Q17.

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Early delinquency fell -10 bps QoQ and -28 bps YoY, which reflects the improvement in the quality of risk of new vintages after corrective measures were taken to address the delinquency problem that became evident at the end of 2015.

Mibanco – Portfolio quality and Cost of risk

(1) Adjusted cost of risk of March 2017 and June 2017 calculated eliminating provisions related to the El Nino weather phenomenon.

(viii)	The cost of risk at Mibanco fell -62 bps QoQ, which was primarily due to a decrease in the provisions required for the El Nino Phenomenon (FEN) in 3Q17 and, to a lesser extent, to portfolio expansion. If we exclude the provisions set aside for FEN in 2Q17 (S 15.0 million), the CofR posts a relatively stable level QoQ.

The non-performing portfolio posted a slight increase QoQ and YoY, which as attributable to the programs offered to clients that have been affected by FEN.

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4.	Net Interest Income (NII)

In line with a gradual recovery in loan growth, mainly in higher-margin segments, the risk-adjusted net interest margin posted a slight increase (+1bps) YTD. The aforementioned was due to a decrease in the CofR and the stability of NIM. NIM reported an increase QoQ that reflected the seasonality of loans as well as higher loan growth in LC and in higher-margin segments.

Net interest income	Quarter			% change		YTD		% change
S/ 000	3Q16	2Q17	3Q17	QoQ	YoY	Sep 16	Sep 17	Sep 17 / Sep 16
Interest income	2,712,138	2,715,901	2,768,798	1.9%	2.1%	7,958,185	8,224,478	3.3%
Interest on loans	2,392,826	2,353,070	2,396,969	1.9%	0.2%	7,036,313	7,111,698	1.1%
Dividends on investments	2,975	4,223	8,530	102.0%	186.7%	48,929	42,876	-12.4%
Interest on deposits with banks	11,480	20,416	21,172	3.7%	84.4%	35,604	65,048	82.7%
Interest on securities	291,187	331,953	330,378	-0.5%	13.5%	796,943	975,763	22.4%
Other interest income	13,670	6,239	11,749	88.3%	-14.1%	40,396	29,093	-28.0%
Interest expense	715,986	743,196	736,375	-0.9%	2.8%	2,119,929	2,203,263	3.9%
Interest on deposits	271,089	284,093	287,046	1.0%	5.9%	788,794	838,673	6.3%
Interest on borrowed funds	203,756	199,127	185,962	-6.6%	-8.7%	615,436	583,595	-5.2%
Interest on bonds and subordinated notes	191,288	210,905	203,083	-3.7%	6.2%	569,967	622,147	9.2%
Other interest expense	49,853	49,071	60,284	22.9%	20.9%	145,732	158,848	9.0%
Net interest income	1,996,152	1,972,705	2,032,423	3.0%	1.8%	5,838,256	6,021,215	3.1%
Risk-adjusted Net interest income	1,607,066	1,539,486	1,654,221	7.5%	2.9%	4,512,022	4,673,300	3.6%
Average interest earning assets	146,035,709	149,939,696	152,336,614	1.6%	4.3%	145,413,797	150,033,279	3.2%
Net interest margin (1)	5.47%	5.26%	5.34%	8 bps	-13 bps	5.35%	5.35%	0 bps
NIM on loans	8.33%	8.13%	8.22%	9 bps	-11 bps	8.22%	8.03%	-19 bps
Risk-adjusted Net interest margin (1)	4.40%	4.11%	4.34%	23 bps	-6 bps	4.14%	4.15%	1 bps
Net provisions for loan losses / Net interest income	19.49%	21.96%	18.61%	-335 bps	-88 bps	22.72%	22.39%	-33 bps

(1) Annualized.

Prior to beginning this discussion, it is important to remember that in order to manage NIM with greater precision and clarity, and to ensure better disclosure, in 1Q17 we began excluding the derivatives result from NII to include it in non-financial income. For comparative purposes, these changes have been applied retroactively to 3Q16.

4.1 Interest Income

Interest income increased +1.9% QoQ. This was due primarily to growth in interest income on loans, which was in turn attributable to:

(i)	VOLUMES: Growth in average daily loan balances, as explained in section 1.2 Credicorp Loans.

(ii)	MIX BY SEGMENT: The loan mix shows an increase in the share of higher-margin segments. This reflects the positive effect of seasonality in the second half of every year when the Retail Banking segments at BCP Stand-alone and Mibanco roll out their main financing campaigns to lead loan growth. It is important to note that within Retail Banking, the segments with higher growth were SME-Business, SME-Pyme and Mortgage.

(iii)	MIX BY CURRENCY: Reflecting slight growth in the share of LC loans in the portfolio mix by currency and interest rates for LC that are higher than those associated with FC.

(iv)	All of the aforementioned offset the negative effects generated by the contraction in Corporate Banking loans, which also posted lower margins due to aggressive competition.

In the YoY analysis, interest income expanded +2.1%. Interest income on loans followed the same trend YoY as described above for the QoQ evolution. Additionally, and more significantly, the YoY increase in interest was positively affected by the increase in interest income on securities due to more active management of the investment portfolio in a context of low loan growth to maximize the profitability of IEA.

YTD, the 3.3% increase in interest income was attributable to growth in interest income on loans and to an increase in interest on securities, which was attributable to:

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(i)	VOLUMES: Growth in average daily loan balances, as explained in section 1.2 Credicorp Loans.

(ii)	MIX BY SEGMENT: If we exclude the seasonal effect in 3T, the mix showed an increase in higher-margin segments. It is important to note that within Retail Banking, SME-Business, SME-Pyme and Mortgage were the highest growth segments.

(iii)	MIX BY CURRENCY: The share of LC loans, which carry higher rates than their FC counterparts, increased their share of Retail Banking segments at BCP Stand-alone and Mibanco

(iv)	MIX WITHIN IEA: Investments, specifically investments available for sale, have grown significantly over the last year, which led interest income on securities to increase significantly

4.2 Interest Expenses

Interest expenses fell -0.9% QoQ, which was attributable to:

(i)	FUNDING STRUCTURE: Deposits, a lower-cost funding source, increased while the number of repo agreements with BCRP decreased. This drop in BCRP instruments was partially offset by the increase in Due to banks and correspondents. In this scenario, professional funding replaced BCRP funding.

(ii)	INTEREST RATE: The pace of renewals of Due to banks and correspondents was slowed in a context in which rates in Soles followed a negative trend, in line with the latest reduction in BCRP’s rate.

(ii)	MIX OF DEPOSITS: Deposits grew but growth was concentrated in lower-cost deposits such as Demand deposits and Savings deposits

(iii)	MIX BY CURRENCY IN DEPOSITS: the deposit volume in LC increased while the volume in FC decreased, which in previous periods would have led to an increase in expenses given that interest in LC is higher but in the current context, rates in Soles are following a downward trend. This change in the currency mix of deposits has not led to a significant increase in interest expenses.

In the YoY analysis, interest income grew +2.8%, which was mainly attributable to higher expenses for Interest on Deposits. This scenario was generated by a volume effect and a rate effect given that the deposits that posted the highest growth were also those with the highest rates. It is also important to note that the drop in Interest on loans was attributable to a reduction in BCRP instruments, whose funding cost is higher than that of deposits.

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4.3 Net Interest Margin (NIM) and Risk-Adjusted NIM

Credicorp’s NIM and Risk-Adjusted NIM4

(1) Starting on 1Q17, we exclude derivatives from the NII result. For comparative purposes, figures starting from 1Q16 have been recalculated with the new methodology

In the QoQ analysis, NIM recovered +8 bps due to growth in NII (+3.0% QoQ). This was due primarily to growth in Interest Income, as explained in the previous section, in a scenario in which average IEAs grew slightly (+1.6%). Risk-adjusted NIM has recovered to an even larger extent (+23 bps) given that in 3Q17, provisions for loan losses fell -12.7%.

In the YoY analysis, the drop in NIM was attributable to a scenario in which average IEA grew 4.3% while growth in NII as situated at 1.8%. Risk-Adjusted NIM posted a decline (-6 bps) given that provisions for loan losses fell -2.8% YoY. The evolution of these two indicators YoY is mainly due to the fact that growth in IEA was led by an expansion in the portfolio of investments, which is a less profitable asset than loans.

In the YTD analysis, NIM remained stable while risk-adjusted NIM posted a slight recovery (+1 bps), in line with a gradual recovery in loan growth that was accompanied by a risk management approach to ensure that our portfolios remain within the risk appetite in a scenario in which growth has stemmed from higher-margin segments such as Mibanco and Retail Banking at BCP Stand-alone. The aforementioned helped offset the contraction in Retail Banking margins due to aggressive competition.

4 NIM on loans is calculated as follows:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earning assets for the reporting period.

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NIM on loans posted a recovery of +9 bps QoQ, which was in line with growth in Mibanco and in Retail Banking segments at BCP Stand-alone due to the seasonality that affects these segments in the second half of the year. Nevertheless, YoY and YTD indicator deteriorated due to: i) a contraction in Wholesale Banking loans at BCP Stand-alone and ii) margins in this segment were pressured by aggressive competition. The aforementioned was attenuated by higher volumes in Retail Banking and Mibanco and higher margins at Mibanco.	NIM on loans

It is important to analyze NIM by subsidiary. The table below provides information on the interest margins for reach of Credicorp’s main subsidiaries.

NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Credicorp (1)
3Q16	4.82%	15.21%	4.77%	2.25%	5.47%
2Q17	4.51%	15.20%	4.50%	2.51%	5.26%
3Q17	4.54%	15.91%	4.18%	2.75%	5.34%
YTD - Sep 16	4.65%	14.60%	4.38%	2.11%	5.35%
YTD - Sep 17	4.57%	15.60%	4.36%	2.53%	5.35%

NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.

(1) Credicorp also includes Credicorp Capital, Prima, Grupo Credito and Eliminations for consolidation purposes.

The QoQ evolution of Global NIM by subsidiary shows a recovery in Credicorp’s margin that was primarily attributable to BCP Stand-alone and Mibanco, which represent around 65% and 23% of net interest income respectively. BCP Stand-alone registered a recovery in its margin that was associated primarily with loan growth in higher-margin segments (SME-Pyme and SME-Business) while at Mibanco, the growth of 71bps posted in the margin is related to an increase in the loan volume and a decrease in interest expenses associated with Due to banks and correspondents given that many obligations were renewed at a lower rate.

The YTD analysis shows that Credicorp’s NIM has remained stable while BCP Stand-alone’s NIM deteriorated slightly by -8 bps. This deterioration was offset by the increase of +100 bps in Mibanco’s NIM, which reported both a larger increase in NII and a more significant increase in IEA. The evolution of the margin at Mibanco at the accumulated level is also due to a reduction in the funding cost, which was attributable to an increase in the share of deposits and lower costs for Due to banks and correspondents.

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5.	Non-Financial Income

Non-financial income grew +21.7% QoQ and +28.3% YoY. This was mainly attributable to gains on sales of securities, which were generated by the sale of the remaining shares of BCI. The aforementioned helped offset a decrease in gains on foreign exchange transactions, investments in associates and other income. Fee income, the main source of non-financial income, fell slightly QoQ. Nevertheless, YoY and YTD, slight growth was reported.

Non-financial income	Quarter			% change		YTD		% change
S/ 000	3Q16	2Q17	3Q17	QoQ	YoY	Sep 16	Sep 17	2017 / 2016
Fee income	698,029	717,190	711,632	-0.8%	1.9%	2,061,972	2,106,869	2.2%
Net gain on foreign exchange transactions	174,578	160,256	150,777	-5.9%	-13.6%	504,744	477,519	-5.4%
Net gain from associates (1)	4,136	5,974	(528)	-108.8%	-112.8%	8,564	11,469	33.9%
Net gain on sales of securities	102,866	83,151	346,122	316.3%	236.5%	284,942	487,094	70.9%
Net gain on derivatives	(36,730)	15,313	25,713	67.9%	-170.0%	(27,923)	95,367	-441.5%
Result on exchange difference	3,293	2,305	4,028	74.8%	22.3%	(42,253)	15,403	-136.5%
Other non-financial income	53,172	69,771	44,732	-35.9%	-15.9%	153,092	183,248	19.7%
Total non financial income	999,344	1,053,960	1,282,476	21.7%	28.3%	2,943,138	3,376,969	14.7%

(1) Mainly includes the agreement between Grupo Pacifico and Banmedica.

QoQ growth in non-financial was due mainly to:

(i)	An increase in the Net gains on sales of securities. This was generated by the sale of the remaining shares of BCI, which produced a net income of S/ 281 million, and, to a lesser extent, by the sale of sovereign bonds from the Peruvian government and certificates of deposit at BCRP at BCP Stand-alone.

(ii)	An increase in the Derivatives result, which was due to gains on forwards at Credicorp Capital Colombia.

The aforementioned helped offset:

(i)	The contraction in Other income, which was mainly the result of a gain registered in 2Q17 at BCP Stand-alone after a real estate property was sold.

(ii)	A decrease in the Net gain on foreign exchange transactions at BCP Stand-alone, which was attributable to both a contraction in the volume of foreign exchange transactions and to lower margins. This was, in turn, a reflection of i) low volatility in the exchange rate, which reduces arbitrage opportunities and ii) higher competition.

(iii)	The loss on the Net gain for investments in associates due to an increase in the loss ratio at EPS due to a seasonal effect (weather change) and, to a lesser extent, to higher deductions on private health insurance (medical assistance), which reflect an improvement in the business managed by PPS.

	Quarter			% change
Millions (S/)	3Q16	2Q17	3Q17	QoQ	YoY
(+) EPS contribution (50%)	8.08	9.74	5.05	-48.2%	-37.5%
(-) Private health insurance deduction (50%)	-3.95	-3.77	-5.58	47.9%	41.3%
(=) Net gain from associates excluding
Non-recurring income / expense	4.14	5.97	-0.53	-108.8%	-112.8%
(+) Non-recurring income/expense	-	-	-	-	-
(=) Net gain from associates	4.14	5.97	-0.53	-108.8%	-112.8%

In the YoY analysis, a significant increase of 28.3% is evident. This was attributable to the net gain on sales of securities and to slight growth in fee income (primarily associated with fees from the banking business), which we will address in section 5.1.2 Banking Business. The aforementioned helped offset lower gains on foreign exchange transactions.

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YTD (Jan-Sep 17 vs. Jan-Sep 16), non-financial income increased mainly due to:

(i)	The Net gain on sales of securities, which include gains on the sale of the first and second package of BCI shares in both periods. Nevertheless, in 2017, the net income was significantly higher (S/ 281 million vs. S/ 105 million).

(ii)	The Derivatives result, mainly associated with BCP Stand-alone, which made amendments to swap contracts that covered fixed income instruments in 1Q17. The aforementioned was made to reduce ineffectiveness of accounting hedge

(iii)	In terms of Fee income, it is important to note that growth has been reported despite (i) an environment of low loan growth and (ii) a less-than-dynamic economy, which has a negative effect on the transactional activity channeled through the banking system. Nevertheless, it is important to consider that, in line with the transformation strategy, the acquisition cost for some services has fallen, which helped increase net income, as we will see later in the report in section 5.2.1 Banking business.

The aforementioned helped offset the decrease in the Net gain on foreign exchange transactions, as explained in the QoQ analysis.

5.1	Fee Income

5.1.1	By subsidiary

The figure below shows the contribution of each of Credicorp’s subsidiaries to fee income at Credicorp in 3Q17.

Evolution of fee income QoQ by subsidiary (S/ Millions)

* Others include Grupo Pacifico and eliminations for consolidation purposes.

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The next figure shows the YoY evolution of fee income by subsidiary:

Evolution of fee income YoY by subsidiary (S/ Millions)

* Others include Grupo Pacifico and eliminations for consolidation purposes.

5.1.2	Banking Business

The table below shows the evolution of the main components of fee income in the banking business:

Composition of fee income in the banking business

Fee Income	Quarter			% change		YTD		% change
S/ 000	3Q16	2Q17	3Q17	QoQ	YoY	Sep 16	Sep 17	2017 / 2016
Miscellaneous accounts (1)	172,278	170,676	178,868	4.8%	3.8%	503,290	523,436	4.0%
Credit cards (2)	71,194	72,237	68,748	-4.8%	-3.4%	215,963	213,111	-1.3%
Drafts and transfers	41,429	42,328	47,590	12.4%	14.9%	118,164	131,022	10.9%
Personal loans (2)	23,436	24,989	26,809	7.3%	14.4%	69,404	75,534	8.8%
SME loans (2)	16,764	15,266	12,625	-17.3%	-24.7%	51,444	45,864	-10.8%
Insurance (2)	19,917	18,297	19,540	6.8%	-1.9%	56,353	56,353	0.0%
Mortgage loans (2)	10,807	10,417	11,181	7.3%	3.5%	26,628	31,718	19.1%
Off-balance sheet (3)	42,237	44,303	49,225	11.1%	16.5%	126,580	136,602	7.9%
Payments and collections (3)	97,256	96,404	99,570	3.3%	2.4%	286,290	291,521	1.8%
Commercial loans (3)	12,950	18,547	21,287	14.8%	64.4%	46,181	57,014	23.5%
Foreign trade (3)	12,264	9,944	10,462	5.2%	-14.7%	37,083	32,602	-12.1%
Corporate finance and mutual funds	12,683	20,548	12,114	-41.0%	-4.5%	39,786	45,985	15.6%
ASB	6,175	2,928	-924	-131.6%	-115.0%	11,291	7,083	-37.3%
Others (4)(5)	49,623	56,869	56,393	-0.8%	13.6%	146,512	154,406	5.4%
Total fee income	589,011	603,754	613,487	1.6%	4.2%	1,734,967	1,802,250	3.9%

Source: BCP

(1) Saving accounts, current accounts, debit card and master account.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Includes fees from BCP Bolivia, Mibanco, network usage and other services to third parties, among others.

(5) Figures differ from previously reported, please consider the data presented on this report.

In the YoY analysis, fee income in the banking business increased +1.6% QoQ. This was mainly due to:

(i)	The result of Miscellaneous accounts, which grew mainly due to an increase in consumption at establishments, which are charged when clients use their debit card to pay and, to a lesser extent, to a slight increase in maintenance income.

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(ii)	The increase in income from Drafts and transfers, which was mainly due to an increase in the number of draft transactions after the FEN Campaign. This campaign offered free transfers between March and April; in this way, clients became more aware of this product generating higher income.

(iii)	The increase in Off-balance sheet was attributable to higher fee income from performance bonds for corporate clients.

The aforementioned helped offset:

(i)	The drop in Corporate finance due to extraordinary income in 2Q17 after 2 loans, which were subject to deferment of structuring fees for a period of 5 and 7 years, were pre-paid. It is important to note that this fee income in Corporate Finance is related to loan origination, which in turn has performed below expectations in 1S17.

(ii)	The loss that was reported by ASB due to higher commissions to manage the proprietary and third-party portfolios.

(iii)	The reduction in Credit cards, which was attributable to lower fee income from past-due loans. This is reflected in the lower provisions needed in this segment.

In the YoY analysis, 4.2% growth was due to:

(i)	Higher gains on Commercial loans that were associated with fees charged to finance medium and long term loans in Corporate Banking and, to a lesser extent, to fees in Middle-Market banking and Retail Banking.

(ii)	Higher gains on Contingences due to higher commissions, as explained in the QoQ analysis;

(iii)	Higher income from Miscellaneous accounts, specifically from the debit card segment, which offset the drop in income from fund transfers after the inter-province commission for individuals who withdraw funds in a city other than the one in which the account was opened were eliminated.

The aforementioned helped offset the drop at ASB due to higher expenses in commissions and the lower gains on SME-Pyme loans, which was mainly attributable to property insurance payments made in August by clients affected by FEN.

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6.	Insurance Underwriting Result

The insurance underwriting result fell -2.8% QoQ and -10.1% YoY. The QoQ drop was primarily attributable to the increase in the acquisition cost for Individual Life and Group Life (SCTR) and to an increase in claims in Individual Life, AFP and Annuities. Nevertheless, this effect was partially attenuated by an increase in the underwriting result in property and casualty in terms of net earned premiums in the Car and Medical Assistancelines and to a decrease in the loss ratio of Wholesale Lines and Medical Assistance. In the YoY analysis, the drop in the underwriting result was mainly registered in the property and casualty business due to that in 3Q16 there was a particularly lower loss ratio in Wholesale Lines and Personal Lines, and to an increase in the acquisition cost given that provisions were set aside in 3Q17 for uncollectible premiums in the Car line.

Insurance underwriting result	Quarter			% change		YTD		% change
S/ 000	3Q16	2Q17	3Q17	QoQ	YoY	Sep 16	Sep 17	Sep 17 / Sep 16
Net earned premiums	471,207	466,375	473,457	1.5%	0.5%	1,378,091	1,405,136	2.0%
Net claims	(271,591)	(278,265)	(275,722)	-0.9%	1.5%	(801,329)	(834,951)	4.2%
Acquisition cost (1)	(62,916)	(61,665)	(74,776)	21.3%	18.9%	(176,157)	(198,502)	12.7%
Total insurance underwriting result	136,700	126,445	122,959	-2.8%	-10.1%	400,605	371,683	-7.2%

(1) Includes net fees and underwriting expenses.

Total underwriting result by business

(S/ millions)

6.1 Net earned premiums

Written premiums by business	Net earned premiums by business
(S/ millions)	(S/ millions)

Total premiums increased 5.4% QoQ in the life insurance and property and casualty businesses. The increase in the life insurance line was attributable to higher sales for the new product “Renta Flex”, in Individual Life dueto higher premiums turnover in direct channels and in Group Life due to annual renewals with mining companies in 3Q17. The QoQ increase in the property and casualty line was registered in the Wholesale lineswhich was attributable to the entry of a new institutional client, and in Cars due to higher premium turnover in the bank assurance channel.

34

Net earned premiums increased 1.5% QoQ. This was primarily attributable to the property and casualty business given that life insurance registered a result that was similar to that obtained last quarter. The increase in P & C business was registered in i) Cars, due to higher total premiums and lower technical reserves and in ii) Medical Assistance due to a decrease in technical reserves. Nevertheless, this effect was partially attenuated by the lower retained premiums in Wholesale lines in 3Q17. The slight increase posted by the life insurance business was the result of the net effect between the increase in Annuities and the decrease in AFP.

6.2 Net claims

Net claims by business

(S/ millions)

Net claims fell 0.9% QoQ due to a decrease in the loss ratio in the property and casualty business, which offset the increase in the loss ratio in the life insurance lines. The drop in property and casualty was registered primarily in i) Wholesale Lines due to the high loss ratio posted in 2Q17, which was associated with the El Nino Phenomenon and ii) Medical Assistance, due to a decrease in the severity of cases reported in 3Q17 in oncological and international coverage insurance.

Nevertheless, this effect was attenuated by an increase in the loss ratio posted by life insurance in i) Individual Life and Personal Accident lines due to an increase in reported cases in 3Q17; in ii) AFP, due to an increase in the loss ratio for the SISCO III contract (Collective Insurance to manage risks relative to disability, survival and burial costs); and iii) Individual Annuities line due to a decrease in paid pensions. It is important to note that the aforementioned effect was slightly offset by a drop in claims in Group Life and Credit Life.

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6.3 Acquisition cost

Acquisition cost by Business

(S/ millions)

Acquisition cost	Quarter			% change		YTD		% change
S/ 000	3Q16	2Q17	3Q17	QoQ	YoY	Sep 16	Sep 17	Sep 17 / Sep 16
Net fees	(54,735)	(49,849)	(52,986)	6.3%	-3.2%	(145,675)	(156,329)	7.3%
Underwriting expenses	(23,944)	(24,882)	(34,387)	38.2%	43.6%	(76,301)	(83,108)	8.9%
Underwriting income	15,762	13,066	12,596	-3.6%	-20.1%	45,818	40,935	-10.7%
Acquisition cost	(62,917)	(61,665)	(74,776)	21.3%	18.8%	(176,158)	(198,502)	12.7%

The acquisition cost rose 21.3% QoQ due to the higher underwriting expenses as a consequence of an increase in provisions for uncollectible premiums in 3Q17 for Cars and Group Life lines. Additionally, the higher net fees in 3Q17 were attributable to an increase in premium turnover in the life insurance lines.

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7.	Operating Expenses and Efficiency

The efficiency ratio improved and reached a level of 43.1% YTD, which represents a reduction of 40 bps. The improvement is explained by the gradual recovery in income generation, as well as adequate control over operating expenses. It is important to mention that the increase QoQ in operating expenses represented a historic minimum for the last 2 years.

Operating expenses	Quarter			% change		YTD		% change
S/ 000	3Q16	2Q17	3Q17	QoQ	YoY	Sep 16	Sep 17	Sep 17 / Sep 16
Salaries and employees benefits	747,396	746,499	760,441	1.9%	1.7%	2,218,780	2,260,206	1.9%
Administrative, general and tax expenses	526,613	541,054	534,204	-1.3%	1.4%	1,493,951	1,563,724	4.7%
Depreciation and amortizacion	115,129	113,958	114,799	0.7%	-0.3%	340,809	344,644	1.1%
Other expenses	40,709	51,676	35,693	-30.9%	-12.3%	135,205	136,861	1.2%
Total expenses	1,429,847	1,453,187	1,445,137	-0.6%	1.1%	4,188,745	4,305,435	2.8%
Operating income (1)	3,310,665	3,340,118	3,397,502	1.7%	2.6%	9,721,451	10,132,978	4.2%
Operating expenses (2)	1,452,054	1,463,176	1,484,220	1.4%	2.2%	4,229,697	4,367,076	3.2%
Reported efficiency ratio (3)	43.9%	43.8%	43.7%	-10 bps	-20 bps	43.5%	43.1%	-40 bps
Operating expenses / Total average assets (4)	3.69%	3.63%	3.62%	-1 bps	-7 bps	3.50%	3.70%	20 bps

(1) Operating income = Net interest income + Fee income + Gain on foreign exchange transactions + Net gain from associates + Net premiums earned + Net gain on derivatives+ Result on exchange difference

(2) Operating expenses = Total operating expenses + Acquisition cost - Other operating expenses.

(3) Operating expenses / Operating income. Figures differ from previously reported, please consider the data presented on this report.

(4) Annualized operating currency / Average of Total Assets. Average is calculated with period-beginning and period-ending balances.

Total expenses fell 0.6% QoQ. This was mainly attributable to a drop in Administrative and general expenses as well as in taxes, as indicated in the table below. The aforementioned offset the increase in Employee salaries and benefits, which was associated with organic growth in the number of employees. In the YoY analysis and in accumulated terms, total expenses increased. This was primarily due to an increase in investment in projects for digital and cultural transformation.

Credicorp’s administrative and general expenses

Administrative and general expenses	Quarter						% change
S/ 000	3Q16%		2Q17%		3Q17%		QoQ	YoY
Marketing	79,316	15%	67,901	13%	68,154	13%	0.4%	-14.1%
Taxes and contributions	55,450	11%	52,589	10%	55,544	10%	5.6%	0.2%
Insfrastructure	65,097	12%	68,611	13%	63,124	12%	-8.0%	-3.0%
Minor expenses	51,855	10%	54,345	10%	54,665	10%	0.6%	5.4%
Systems outsourcing	61,101	12%	55,254	10%	54,255	10%	-1.8%	-11.2%
Programs and systems	56,350	11%	57,922	11%	72,197	14%	24.6%	28.1%
Communications	25,422	5%	22,284	4%	21,398	4%	-4.0%	-15.8%
Rent	44,405	8%	45,846	8%	43,633	8%	-4.8%	-1.7%
Consulting	35,918	7%	48,498	9%	25,424	5%	-47.6%	-29.2%
Channels	46,989	9%	47,109	9%	52,600	10%	11.7%	11.9%
Others (1)	4,709	1%	20,695	4%	23,211	4%	12.2%	392.9%
Total administrative and general expenses	526,613	100%	541,054	100%	534,204	100%	-1.3%	1.4%

(1) Others include ASB, BCP Bolivia, Grupo Credito and eliminations for consolidation.

At BCP Stand-alone, the main accounts that led to the decrease are:

(i)	Consultants, given that the highest quarterly expense thus far this year was posted in 2Q17. This expense was associated with projects for digital and cultural transformation.

(ii)	Infrastructure, due to a decrease in utilities and supplies at different BCP offices.

YoY, total administrative and general expenses increased slightly by +1.4%, which was primarily due to an increase in programming and systems for strategic IT projects.

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7.1 Operating Expenses / Total Average Assets Ratio

The operating expenses/total average assets ratio remained stable QoQ. This was primarily due to lower growth QoQ in operating expenses, which was attributable to better spending control in 3Q17, as is evident in the following figure:

Operating Expenses / Total Average Assets Ratio

The figure below shows that on-going control over and stability in operating expenses led to a lower normalized level for the operating expenses/total average assets ratio. QoQ growth in investments and loans helped maintain adequate growth in total average assets.

QoQ % of Change QoQ of Operating Expenses and Total Average Assets

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7.2 Efficiency Ratio

Efficiency Ratio by Subsidiary (1)

	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Grupo Pacífico	Prima	Credicorp Capital	Credicorp
3Q16 (2)	41.3%	56.1%	55.9%	24.0%	28.1%	42.1%	113.3%	43.9%
2Q17	42.1%	54.0%	54.4%	22.4%	27.0%	43.8%	88.6%	43.8%
3Q17	41.1%	48.4%	55.6%	22.4%	31.0%	51.3%	106.9%	43.7%
Var. QoQ	-100 bps	-560 bps	120 bps	0 bps	400 bps	750 bps	1830 bps	-10 bps
Var. YoY	-20 bps	-770 bps	-30 bps	-160 bps	290 bps	920 bps	-640 bps	-20 bps
Acum. Set 16	40.3%	57.7%	56.3%	24.4%	27.3%	43.8%	105.3%	43.5%
Acum. Set 17	40.5%	52.5%	55.8%	22.3%	28.5%	46.0%	101.4%	43.1%
Var. Set 17 / Set 16	20 bps	-520 bps	-50 bps	-210 bps	120 bps	220 bps	-390 bps	-40 bps

(1) (Operating expenses + acquisition cost - other expenses) / (Net interest income + fee income + Net gain on foreign exchange transactions + Result on exchange difference + Net gain on derivates + Net gain from associates + Net earned premiums)

(2) Figures of subsidiaries differ from previously reported, please consider the data presented on this report.

The efficiency ratio improved QoQ, which was attributable to better operating income generation, mainly at Mibanco and BCP Stand-alone. In a context of adequate spending control, operating expenses hit an all-time low for the past two years in 3Q17. In terms of income, the recovery was due mainly to net income for interest on loans (for more details, see section 4 Net Interest Income).

It is important to note the positive evolution of Mibanco’s efficiency ratio, which was primarily attributable to on-going control of operating expenses and significant income generation.

Nevertheless, all of the aforementioned was attenuated by a QoQ increase in Credicorp Capital’s efficiency ratio, which was mainly associated with a decrease in commissions (for more details, see section 5. Non-Financial Income).

In the YoY analysis, Credicorp’s efficiency ratio fell -20 bps given that the increase in operating expenses was greater than growth in operating expenses. Within operating income, net interest income posted the highest growth. This was associated primarily with expansion at Mibanco as well as in fee income and in the derivatives result.

Finally, it is important to note that in the accumulated analysis, Mibanco posted a significant reduction of 520 bps, which led to a -40 bps reduction in Credicorp’s accumulated efficiency ratio.

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8.	Regulatory Capital

8.1	Regulatory Capital – BAP

Regulatory Capital and Capital Adequacy Ratios	Balance as of			% change
S/ 000	Sep 16	Jun 17	Sep 17	QoQ	YoY
Capital Stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury Stocks	(209,383)	(208,952)	(208,968)	0.0%	-0.2%
Capital Surplus	279,490	271,561	271,124	-0.2%	-3.0%
Legal and Other capital reserves (1)	13,524,557	15,865,972	15,883,350	0.1%	17.4%
Minority interest (2)	324,414	349,354	348,646	-0.2%	7.5%
Loan loss reserves (3)	1,318,376	1,288,931	1,310,325	1.7%	-0.6%
Perpetual subordinated debt	850,000	813,250	816,250	0.4%	-4.0%
Subordinated Debt	5,181,341	5,001,933	5,013,769	0.2%	-3.2%
Investments in equity and subordinated debt of financial and insurance companies	(731,447)	(751,329)	(615,630)	-18.1%	-15.8%
Goodwill	(628,458)	(632,707)	(636,671)	0.6%	1.3%
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-	-	-
Total Regulatory Capital (A)	21,227,882	23,317,006	23,501,188	0.8%	10.7%
Tier I (5)	12,137,021	12,603,980	12,669,949	0.5%	4.4%
Tier II (6) + Tier III (7)	9,090,861	10,713,027	10,831,239	1.1%	19.1%
Financial Consolidated Group (FCG) Regulatory Capital Requirements	16,329,467	16,583,872	16,605,849	0.1%	1.7%
Insurance Consolidated Group (ICG) Capital Requirements	986,619	974,207	903,684	-7.2%	-8.4%
FCG Capital Requirements related to operations with ICG (8)	(172,752)	(259,450)	(246,221)	-5.1%	42.5%
ICG Capital Requirements related to operations with FCG (9)	-	-	-	-	-
Total Regulatory Capital Requirements (B)	17,143,335	17,298,629	17,263,312	-0.2%	0.7%
Regulatory Capital Ratio (A) / (B)	1.24	1.35	1.36
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and other capital reserves include restricted capital reserves (S/ 11,071 million) and optional capital reserves (S/ 4,812 million).

(2) Minority interest includes Tier I (S/ 346 million) and Tier II (S/ 3 million) minority interests.

(3) Up to 1.25% of total risk-weighted assets of Banco de Credito del Peru, Solucion Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.

(4) Tier II + Tier III cannot be more than 50% of total regulatory capital.

(5) Tier I = capital + restricted capital reserves + Tier I minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.

(6) Tier II = subordinated debt + TierII minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(7) Tier III = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

At the end of September 2017, Credicorp reported a comfortable capitalization level that was 1.36 times higher than the capital required by the Peruvian Regulator. This ratio posted a slight increase as a result of the minor growth in Credicorp's regulatory capital (0.8% QoQ) while regulatory capital requirement decreased 0.2% QoQ.

The QoQ growth in regulatory capital is explained by the higher loan loss reserves, mainly due to the increase in BCP Stand-alone total risk-weighted assets.

The QoQ minor decrease in the regulatory capital requirement was due to the reduction in the insurance group requirement (-7.2% QoQ).

In the YoY analysis, the regulatory capital ratio increased from 1.24 in 3Q16 to 1.36 in 3Q17 due to higher growth in total regulatory capital (+10.7% YoY). This was mainly attributable to a higher level of Legal and other capital reserves (+17.4%); total regulatory capital requirements grew (+0.7% YoY) due to a slight increase in the financial group capital requirement (+1.7% YoY).

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8.2	Regulatory Capital – BCP Stand-alone based on Peru GAAP

Regulatory Capital and Capital Adequacy Ratios	Balance as of			% change
S/ 000	Sep 16	Jun 17	Sep 17	QoQ	YoY
Capital Stock	7,066,346	7,933,342	7,933,342	0.0%	12.3%
Legal and Other capital reserves	3,582,218	3,885,494	3,885,494	0.0%	8.5%
Accumulated earnings with capitalization agreement	-	-	-	-	-
Loan loss reserves (1)	1,165,100	1,135,491	1,157,365	1.9%	-0.7%
Perpetual subordinated debt	850,000	731,925	734,625	0.4%	-13.6%
Subordinated Debt	4,575,152	4,478,286	4,492,968	0.3%	-1.8%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(1,208,055)	(1,242,614)	(1,240,854)	-0.1%	2.7%
Investment in subsidiaries and others	(1,412,072)	(1,388,099)	(1,478,915)	6.5%	4.7%
Unrealized profit and net income in subsidiaries	204,017	145,486	238,060	63.6%	16.7%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital	15,908,678	16,799,842	16,840,857	0.2%	5.9%
Off-balance sheet	33,188,994	30,829,912	31,827,183	3.2%	-4.1%
Tier 1 (2)	10,772,454	11,807,371	11,810,950	0.0%	9.6%
Tier 2 (3) + Tier 3 (4)	5,136,224	4,992,471	5,029,906	0.7%	-2.1%
Total risk-weighted assets	102,270,784	100,527,444	102,972,396	2.4%	0.7%
Market risk-weighted assets (5)	1,172,830	1,198,004	1,757,740	46.7%	49.9%
Credit risk-weighted assets	93,207,994	90,839,316	92,589,212	1.9%	-0.7%
Operational risk-weighted assets	7,889,960	8,490,124	8,625,445	1.6%	9.3%
Adjusted Risk-Weighted Assets	101,763,810	99,945,976	102,362,554	2.4%	0.6%
Total risk-weighted assets	102,270,784	100,527,444	102,972,396	2.4%	0.7%
(-) RWA Intangible assets, excluding goodwill.	506,974	581,469	609,842	4.9%	20.3%
(-) RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1	-	-	-	-	-
(-) RWA Deferred tax assets generated as a result of past losses	-	-	-	-	-
Total capital requirement	12,541,229	12,465,353	12,778,437	2.5%	1.9%
Market risk capital requirement (5)	117,283	119,800	175,774	46.7%	49.9%
Credit risk capital requirement	9,320,799	9,083,932	9,258,921	1.9%	-0.7%
Operational risk capital requirement	788,996	849,012	862,544	1.6%	9.3%
Additional capital requirements	2,314,150	2,412,609	2,481,198	2.8%	7.2%
Capital ratios
Tier 1 ratio (6)	10.53%	11.75%	11.47%
Common Equity Tier 1 ratio (7)	10.64%	11.54%	11.93%
BIS ratio (8)	15.56%	16.71%	16.35%
Risk-weighted assets / Regulatory capital (9)	6.43	5.98	6.11

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves + (0.5 x Unrealized profit and net income in subsidiaries) - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets

(7) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

Adjusted Risk-Weighted Assets = Risk-weighted assets - ( RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses)."

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

(9) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk 10 * 1.00 (since July 2014)

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At the end of 3Q17, BCP Stand-alone reported a slight reduction in its BIS ratio, which was situated at 16.53%. This was due primarily to an increase in risk-weighted assets (RWAs) in general and in credit risk RWAs in particular in a context marked by a QoQ increase in loan dynamism. Market risk RWAs also increased, although to a much lesser degree, due to an increase in coverage for interest rate risk that was associated with growth in the Fixed Income portfolio.

The Tier 1 ratio was situated at 11.47% at the end of 3Q17 due to an increase in RWAs.

Finally, the common equity tier 1 ratio (CET1), which is considered the most rigorous measurement of capitalization levels, registered an increase of 39 bps and situated at 11.93% at the end of September. This was mainly attributable to the earnings generated in 3Q17.

Common Equity Tier 1 Ratio – BCP Stand-alone

June 2017	September 2017

(1) Includes minor investments.

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9.	Banking business’s Distribution channels

		As of		% change (units)
	Sep 16	Jun 17	Sep 17	QoQ	YoY
Branches	455	451	448	-3	-7
ATMs	2,327	2,344	2,332	-12	5
Agentes BCP	5,815	6,017	6,173	156	358
Total BCP's Network	8,597	8,812	8,953	141	356
Total Mibanco's Network (1)	314	320	324	4	10
Total Peru's Network	8,911	9,132	9,277	145	366
Branches	49	51	54	3	5
ATMs	261	263	264	1	3
Agentes BCP Bolivia (2)	97	178	212	34	115
Total Bolivia's Network	407	492	530	38	123
Total Banking Business Network (3)	9,318	9,624	9,807	183	489

(1) Mibanco does not have Agentes or ATMs because it uses the BCP network. Mibanco branches include Banco de la Nacion branches, which in 3Q17, 2Q17 and 3Q17 were 38, 40 and 39 respectively.

(2) Figures differ from the previously reported because they do not include Agentes Billetera BCP, which are not physical points of contact.

(3) ASB not included.

The distribution channels at BCP, Mibanco and BCP Bolivia maintained 9,807 points of contact at the end of 3Q17, which represents an increase of 183 points QoQ.

BCP posted a total of 8,953 points of contact at the end of 3Q17, which represented an increase of 141 points QoQ. The aforementioned was due primarily to an increase in Agentes BCP (+156 QoQ). This growth was attributable to the commercial strategy to grow this channel’s points of contact.

Mibanco increased its number of branches by 4 points QoQ. It is important to note that Mibanco has an agreement with Banco de la Nacion that allows it to use the latter’s offices throughout the country to reduce operating costs. At the end of 3Q17, these offices represented 12% of the total (39 branches).

BCP Bolivia increased its point of contact QoQ by 38 in 3Q17. This was mainly attributable to growth in the number of Agentes BCP, which was in line with the bank’s strategy to increase the number of Agentes BCP to 200 at the end of 2017. This goal was achieved this quarter.

In the YoY analysis, the total number of BCP’s points of contact increased 356 units following an increase in Agentes BCP (+358), which was in line with the strategy to increase banking penetration and promote migration to cost-efficient channels. In line with this strategy, BCP reduced its number of branches by 7 YoY. BCP Bolivia increased its points of contact (+123 YoY), which was mainly attributable to growth in the number of agents. Mibanco increased its total number of branches (+10 YoY) due to business expansion. .

Points of Contact – BCP Stand-alone

		As of		% change (units)
	Sep 16	Jun 17	Sep 17	QoQ	YoY
Lima	280	282	281	-1	1
Provinces	175	169	167	-2	-8
Total Branches	455	451	448	-3	-7
Lima	1,487	1,529	1,527	-2	40
Provinces	840	815	805	-10	-35
Total ATM's	2,327	2,344	2,332	-12	5
Lima	3,066	3,159	3,277	118	211
Provinces	2,749	2,858	2,896	38	147
Total Agentes BCP	5,815	6,017	6,173	156	358

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This quarter, the points of contact at BCP Stand-alone increased in Lima and in the Provinces by 115 and 26 points respectively.

The YoY analysis shows significant growth in Agentes BCP in Lima (+211) and in the Provinces (+147). The expansion plan is based on the historical behavior of each territory to achieve the goal for total growth. In Provinces, there was a drop YoY in the number of ATMs (-35) and offices (-8).

Transactions per channel – BCP Stand-alone

		Monthly average in each quarter						% change
	N° of Transactions per channel (1)	3Q16%		2Q17%		3Q17%		QoQ	YoY
Traditional	Teller	8,688,385	8.2%	8,032,558	7.0%	8,341,552	6.8%	3.8%	-4.0%
channels	Telephone banking	3,681,870	3.5%	3,444,444	3.0%	4,255,311	3.5%	23.5%	15.6%
Cost-efficient	Agentes BCP	15,671,673	14.9%	16,756,666	14.7%	18,129,821	14.7%	8.2%	15.7%
channels	ATMs	20,147,416	19.1%	20,322,610	17.8%	21,552,167	17.5%	6.1%	7.0%
	Mobile banking	14,181,148	13.4%	22,820,770	20.0%	26,914,282	21.9%	17.9%	89.8%
Digital channels	Internet banking Via BCP	20,323,907	19.3%	19,063,071	16.7%	18,968,107	15.4%	-0.5%	-6.7%
	Balance inquiries (2)(3)	2,233,101	2.1%	2,252,493	2.0%	1,891,849	1.5%	-16.0%	-15.3%
	Telecredito	9,379,467	8.9%	9,642,090	8.4%	10,190,057	8.3%	5.7%	8.6%
Others	Direct debit	656,972	0.6%	650,734	0.6%	609,961	0.5%	-6.3%	-7.2%
	Points of sale P.O.S.	10,331,998	9.8%	11,161,763	9.8%	12,024,620	9.8%	7.7%	16.4%
	Other ATMs network	204,019	0.2%	202,417	0.2%	207,322	0.2%	2.4%	1.6%
	Total transactions	105,499,955	100.0%	114,349,615	100.0%	123,085,048	100.0%	7.6%	16.7%

(1) Figures include monetary and non-monetary transactions.

(2) Figures for September 2017 estimated.

(3) Figures from 3Q16 and 2Q17 differ from previously reported because they included estimated figures.

The monthly average transactions level increased QoQ. This was primarily due to growth in the volume of transactions in digital and cost-efficient channels such as Mobile Banking, Agentes BCP and ATMs. Mobile Banking continued to notably increase its share of total transactions to reach a level of 21.9% in 3Q17. A significant portion of quarterly growth in transactions was due to the increase in the number of Agentes BCP (+156 QoQ) and to an increase in the demand directed through these channels. The quarterly increase in transactions at ATMs was due to a seasonal effect, mainly in the month of July (Independence Day).

The YoY analysis, which excludes the seasonal effect, shows an increase in the monthly transaction average (+16.7%). This was primarily due to an increase in the transactions volume in cost-efficient channels such as:

(i)	Mobile Banking (+89.8% YoY), which continued to increase its share of total transactions through updates in monetary transactions such as opening time deposits; approving transactions with a digital fingerprint through Android; and loan payments. The use of these updates was promoted through e-mails to potential clients, who were made aware of the new transactions available via the app. All of this contributed to significantly increasing transactions.

(ii)	Agentes BCP (+15.7% YoY), where the large increase in the transactions volume (2,458,148) was mainly attributable to issuances and downloads of wire transfers (particularly the wire transfer campaign for the El Nino Phenomenon). Other transactions through Agentes BCP maintained average growth.

(iii)	ATMs (+7.0% YoY), where the increase was attributable to annual growth in the transactions volume. A significant portion of this expansion was due to availability of new functions for deposits, balance inquiries, and other kinds of non-monetary transactions.

Some channels posted a decrease in their transactions level YoY: Internet Banking VíaBCP (-6.7%) and Tellers (-4.0% YoY), which was attributable to migration to cost-efficient channels.

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Transformation Strategy – BCP Stand-alone

(1) Not including Telecredito, Direct debit, POS and Other ATMs network

(2) Includes: Internet banking Via BCP, Mobile banking and Balance inquiries

(3) Numbers as of September 2017

It is important to note that growth in the future of banking in the region will be driven primarily through digital channels. As such, Credicorp’s businesses will continue to increase their strategic position in these cost-efficient channels. This is in line with Credicorp’s Transformation Strategy and is reflected in the following: Mobile Banking, Internet Banking and Balance Inquiries posted the highest growth in total transactions.

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10.	Economic Perspectives

10.1	Peru Economic Forecasts

Peru	2014	2015	2016	2017	2018
GDP (US$ Millions)	203,058	192,386	195,415	213,281	224,770
Real GDP (% change)	2.4	3.3	4.0	2.6	4.0
GDP per capita (US$)	6,501	6,168	6,205	6,701	6,989
Domestic demand (% change)	2.2	2.9	1.0	1.5	4.0
Total consumption (% change)	4.2	4.4	2.8	2.0	3.3
Private Consumption (% change)	3.9	3.4	3.4	2.4	3.0
Gross fixed investment (as % GDP)	27.2	24.9	22.8	22.7	23.7
Private Investment (% change)	-2.3	-4.3	-5.9	-0.1	5.0
Public Investment (% change)	-3.4	-9.5	0.6	8.6	15.7
Public Debt (as % GDP)	20.1	23.3	23.8	26.3	28.7
System loan growth (% change)(1)	13.9	17.3	3.9	1.8	-
Inflation(2)	3.2	4.4	3.2	2.3	2.3
Reference Rate	3.50	3.75	4.25	3.50	3.50
Exchange rate, end of period	2.98	3.41	3.36	3.25	3.25
Exchange rate, (% change)	6.4%	14.6%	-1.7%	-3.2%	0.0%
Fiscal balance (% GDP)	-0.3	-2.1	-2.6	-3.1	-3.6
Trade balance (US$ Millions)	-1,509	-2,971	1,888	5,813	6,373
(As % GDP)	-0.7%	-1.5%	1.0%	2.7%	2.8%
Exports	39,533	34,414	37,019	43,686	47,890
Imports	41,042	37,385	35,132	37,872	41,517
Current account balance (US$ Millions)	-8,761	-9,224	-5,304	-2,559	-3,372
(As % GDP)	-4.3%	-4.8%	-2.7%	-1.2%	-1.5%
Net international reserves (US$ Millions)	62,308	61,485	61,686	63,263	64,485
(As % GDP)	30.7%	32.0%	31.6%	29.7%	28.7%
(As months of imports)	18	20	21	20	19

Source: Preliminar estimates by BCP Economic Research as of October, 2017; INEI, BCRP, and SBS.

(1) Multiple Banking, Current Exchange Rate, 2017 as of September 2017.

(2) Inflation target: 2%, +/- 1%.

Economic Activity: the economic data already exhibits a recovery in the non-primary sectors and private investment:

(i)	In 3Q17 private investment is expected to have grown around 4% YoY after 14 consecutive quarters of contraction.

(ii)	Public investment by the general government grew 20.6% YoY in September 2017 and 10.5% YoY in real terms in 3Q17 (the first increase in 5 quarters).

(iii)	In Aug-17 mining investment increased 15% YoY (July 2017: 28.1%) while capital import goods expanded 8.1% YoY (July 2017: 22.1%).

(iv)	In September 2017 the construction sector grew almost 9% YoY, the best print in 49 months.

The current economic context, in particular the external environment, is more favorable compared to 3 months ago:

(i)	Copper’s price currently exceeds US$/lb. 3.10, which implies an increase of almost 50% YoY.

46

(ii)	Growth perspectives for our main commercial partners continue to improve (the IMF recently made upwards revisions to GDP growth in China, USA, the Eurozone and Latam).

(iii)	Financial conditions remain favorable (increase in external rates remain moderate).

(iv)	Non-primary economic activity and private investment already show clear signals of recovery.

GDP can grow around 4% in 2018 if public investment advances at two-digit rates and the international price of copper remains around its current levels. Risks could even be upside-tilted if major mining investment advances (Quellaveco, Michiquillay, etc.). In contrast, downside risks emerge if under-execution occurs during the El Niño reconstruction.

Inflation: in 2017 and 2018 inflation will remain within the target range (2.0% +/- 1pp.) in line with the recovery of private spending after the supply-side shock of El Niño dissipates.

Monetary policy rate: given that the monetary policy rate has dropped from 4.25% to 3.50% so far this year, we believe the Central Bank will use a more neutral tone regarding its monetary policy stance in upcoming meetings.

Exchange Rate: copper’s price will bolster sound external accounts and renew appreciation pressures on the PEN. However, the strengthening of PEN will be capped by the monetary policy normalization in USA. We expect the exchange rate at the end of 2017 and 2018 will be around US$PEN 3.25 following considerable intervention by the Central Bank.

10.2	Main Economic Variables

Economic Activity – GDP (% change YoY)

Source: INEI

In 2Q17 GDP expanded 2.4% YoY boosted by fishing and primary resource manufacturing (they explained almost 50% of the quarter’s growth). In parallel, non-primary sectors (in line with domestic demand) grew only 1.3% YoY. In 1H17 GDP grew 2.3% YoY, but domestic demand fell 0.1% YoY.

In 3Q17 our estimates suggest GDP grew around 2.4% YoY. Primary sectors decelerated compared to 2Q17 (fishing and primary resource manufacturing registered a negative contribution to growth). In contrast, non-primary sectors accelerated and grew 2.7% YoY. The Construction sector grew 5.9% YoY in response to higher public investment of the General Government which grew 10.5% YoY in real terms (the first increase in 5 quarters). Moreover, private investment is expected to have grown around 4% YoY, leaving 14 consecutive quarters of falling figures behind.

47

Inflation and Monetary Policy rate (%)

Source: INEI, BCRP

As of 3Q17, annual inflation stood at 2.9% YoY, within the Central Bank’s target range (2.0% +/- 1pp.). The acceleration in 2Q17 was due to specific price increases in products such as lemon and residential water tariffs. Core inflation closed 3Q17 at 2.5%, situating within the target range for 15 consecutive months.

The Central Bank lowered its monetary policy by 25bps at its monetary policy meetings in May, July and September of this year (from 4.25% to 3.50%) in a context of weak domestic demand and given that inflation expectations for the next 12 months (2.81%) are within the target range.

Fiscal Result and Current Account Balance (% of GDP, Quarter)

Source: Central Bank

*BCP estimates

The 12-months-rolled fiscal deficit closed 3Q17 at 2.9% of GDP, 0.1 percentage points below the ceiling proposed by the government for this year (3.0% of GDP). Fiscal revenues at the General Government level decreased 0.3% YoY in real terms (2Q17: -4.8%) and represented 17.9% of GDP. This level represented a historical minimum for the last 14 years. Public investment by the General Government grew 10.5% YoY in 3Q17 in real terms, the first increase in 5 quarters.

In August 2017 12-months-rolling trade balance registered a surplus of US$ 5,030 million and stood to hit a maximum for the past 55 months. This improvement is mainly explained by an increase in exports (Jan/Aug-17: +23.5% YoY). It should be noted that between Jan/Aug-17, the terms of trade increased 7.5% YoY. Moreover, in October, copper price’s exceeded US$/lb. 3.20, the highest level in almost 3 years. Imports increased 9.7% in the first 8 months YoY (capital import goods: -0.8% YoY).

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Exchange rate (S/ per US$)

Source: Bloomberg

The exchange rate closed 3Q17 at US$PEN 3.266. This represents an increase of 0.4% compared to 2Q17 but remains 2.7% below the closing print of 2016 (3.356). Despite this closing print, during 3Q17 the exchange rate fluctuated between US$PEN 3.24-3.25 in a context of FX intervention by the Central Bank. In 3Q17, the Central Bank bought US$ 3,504.5 million in the FX market to accumulate US$ 5,098 million so far this year.

10.3 New Cabinet Will Ask For Legislative Powers

(i)	On September 15th 2017 the Ministerial Cabinet lead by Fernando Zavala was denied a confidence vote by Congress. This forced the Head of the Ministerial Council (MC) to resign.

(ii)	Mercedes Araoz, second vice-president of Peru and former Minister of Finance during Alan Garcia’s government (2009-2010), was assigned as the new Head of the MC.

(iii)	The past October 12th 2017 the new Cabinet attended Congress and presented its general policy for the Government. In the presentation, the Head of the MC announced that she would ask for legislative powers. It should be noted that the Cabinet obtained a vote of confidence from the Government.

(iv)	In terms of economic matters, the legislative powers aim to drive economic recovery and efforts to adopt international practices to adhere to the OCDE. The Head of the MC has noted that no changes to tax rates to combat evasion are being considered.

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Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

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11.	Appendix

11.1	Credicorp

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In S/ thousands, IFRS)

	As of			% change
	Sep 16	Jun 17	Sep 17	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	3,896,236	4,471,422	4,557,709	1.9%	17.0%
Interest bearing	23,601,925	25,588,969	22,822,994	-10.8%	-3.3%
Total cash and due from banks	27,498,161	30,060,391	27,380,703	-8.9%	-0.4%

Trading securities, net	4,609,582	4,686,995	5,010,358	6.9%	8.7%

Loans	94,319,220	93,670,216	95,142,268	1.6%	0.9%
Current	91,691,633	90,921,169	92,268,197	1.5%	0.6%
Internal overdue loans	2,627,587	2,749,047	2,874,071	4.5%	9.4%
Less - allowance for loan losses	(4,084,178)	(4,323,480)	(4,419,769)	2.2%	8.2%
Loans, net	90,235,042	89,346,736	90,722,499	1.5%	0.5%

Investments securities available for sale	19,949,532	22,016,939	26,380,715	19.8%	32.2%
Investments held to maturity	4,243,603	5,086,185	4,267,588	-16.1%	0.6%
Reinsurance assets	483,585	690,947	691,786	0.1%	43.1%
Premiums and other policyholder receivables	601,837	604,040	602,291	-0.3%	0.1%
Property, plant and equipment, net	1,732,536	1,672,321	1,631,641	-2.4%	-5.8%
Due from customers acceptances	384,783	478,117	512,833	7.3%	33.3%
Investments in associates (1)	646,073	671,064	690,661	2.9%	6.9%
Other assets (2)	8,224,473	7,134,327	7,460,731	4.6%	-9.3%

Total assets	158,609,207	162,448,062	165,351,806	1.8%	4.3%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations
Non-interest bearing	23,684,449	24,051,059	24,506,234	1.9%	3.5%
Interest bearing	65,025,163	67,988,073	68,387,681	0.6%	5.2%
Total deposits and obligations	88,709,612	92,039,132	92,893,915	0.9%	4.7%

BCRP instruments	10,798,751	8,989,728	8,107,103	-9.8%	-24.9%
Due to banks and correspondents (3)	9,790,822	8,066,962	8,867,185	9.9%	-9.4%
Bonds and subordinated debt	15,571,172	15,295,673	15,236,054	-0.4%	-2.2%
Acceptances outstanding	384,783	478,117	512,833	7.3%	33.3%
Reserves for property and casualty claims	930,683	1,159,300	1,160,390	0.1%	24.7%
Reserve for unearned premiums	5,815,615	5,990,833	6,093,439	1.7%	4.8%
Reinsurance payable	413,037	377,100	411,874	9.2%	-0.3%
Other liabilities (3)	6,637,293	8,798,060	9,629,246	9.4%	45.1%
Total liabilities	139,051,768	141,194,905	142,912,039	1.2%	2.8%

Net equity	19,116,945	20,802,017	21,964,556	5.6%	14.9%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(209,383)	(208,952)	(208,968)	0.0%	-0.2%
Capital surplus	279,490	271,561	271,124	-0.2%	-3.0%
Reserves	13,524,557	15,865,972	15,883,350	0.1%	17.4%
Unrealized gains	1,595,592	1,568,865	1,496,389	-4.6%	-6.2%
Retained earnings	2,607,696	1,985,578	3,203,668	61.3%	22.9%

Minority Interest	440,494	451,140	475,211	5.3%	7.9%

Total equity	19,557,439	21,253,157	22,439,767	5.6%	14.7%

Total liabilities and net shareholders' equity	158,609,207	162,448,062	165,351,806	1.8%	4.3%

Contingent credits	64,061,232	61,671,010	65,810,312	6.7%	2.7%
Total performance bonds, stand-by and L/Cs.	18,279,836	17,590,872	18,363,023	4.4%	0.5%
Total unutilized credit lines	26,431,004	24,296,044	24,266,177	-0.1%	-8.2%
Total derivates (notional) and others	19,350,393	19,784,094	23,181,112	17.2%	19.8%

(1) Mainly includes JV between Grupo Pacifico and Banmedica.

(2) Mainly includes receivables, goodwill, tax credit, and others.

(3) Figures differ from previously reported, please consider the data presented on this report.

51

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/ thousands, IFRS)

	Quarter			% change		YTD		% change
	3Q16	2Q17	3Q17	QoQ	YoY	Sep 16 (4)	Sep 17	Sep 17 / Sep 16
Interest income and expense
Interest and dividend income	2,712,138	2,715,901	2,768,798	1.9%	2.1%	7,958,185	8,224,478	3.3%
Interest expense	(715,986)	(743,196)	(736,375)	-0.9%	2.8%	(2,119,929)	(2,203,263)	3.9%
Net interest income	1,996,152	1,972,705	2,032,423	3.0%	1.8%	5,838,256	6,021,215	3.1%

Net provisions for loan losses	(389,086)	(433,219)	(378,202)	-12.7%	-2.8%	(1,326,234)	(1,347,915)	1.6%

Non financial income
Fee income	698,029	717,190	711,632	-0.8%	1.9%	2,061,972	2,106,869	2.2%
Net gain on foreign exchange transactions (1)	174,578	160,256	150,777	-5.9%	-13.6%	504,744	477,519	-5.4%
Net gain on sales of securities	102,866	83,151	346,122	316.3%	236.5%	284,942	487,094	70.9%
Net gain from associates (2)	4,136	5,974	(528)	-108.8%	-112.8%	8,564	11,469	33.9%
Net gain on derivatives (3)	(36,730)	15,313	25,713	67.9%	-170.0%	(27,923)	95,367	-441.5%
Result on exchange difference (1)	3,293	2,305	4,028	74.8%	22.3%	(42,253)	15,403	-136.5%
Other non financial income, net	53,172	69,771	44,733	-35.9%	-15.9%	153,092	183,249	19.7%
Total non financial income, net	999,344	1,053,960	1,282,477	21.7%	28.3%	2,943,138	3,376,970	14.7%

Insurance underwriting result
Net earned premiums	471,207	466,375	473,457	1.5%	0.5%	1,378,091	1,405,136	2.0%
Net claims	(271,591)	(278,265)	(275,722)	-0.9%	1.5%	(801,329)	(834,951)	4.2%
Acquisition cost	(62,916)	(61,665)	(74,776)	21.1%	18.9%	(176,157)	(198,502)	12.7%
Total insurance underwriting result	136,700	126,445	122,959	-2.8%	-10.1%	400,605	371,683	-7.2%

Operating expenses
Salaries and employees benefits	(747,396)	(746,499)	(760,441)	1.9%	1.7%	(2,218,780)	(2,260,206)	1.9%
Administrative, general and tax expenses	(526,613)	(541,054)	(534,204)	-1.3%	1.4%	(1,493,951)	(1,563,724)	4.7%
Depreciation and amortization	(115,129)	(113,958)	(114,799)	0.7%	-0.3%	(340,809)	(344,644)	1.1%
Other expenses	(40,709)	(51,676)	(35,693)	-30.9%	-12.3%	(135,205)	(136,861)	1.2%
Total expenses	(1,429,847)	(1,453,187)	(1,445,137)	-0.6%	1.1%	(4,188,745)	(4,305,435)	2.8%

Operating income	1,313,263	1,266,704	1,614,520	27.5%	22.9%	3,667,020	4,116,518	12.3%

Income taxes	(338,018)	(324,771)	(371,563)	14.4%	9.9%	(974,754)	(1,022,002)	4.8%

Net income	975,245	941,933	1,242,957	32.0%	27.5%	2,692,266	3,094,516	14.9%
Non-controlling interest	25,451	21,713	24,656	13.6%	-3.1%	72,651	66,420	-8.6%
Net income attributed to Credicorp	949,794	920,220	1,218,301	32.4%	28.3%	2,619,615	3,028,096	15.6%

(1) The new account “Result on exchange difference” includes what was previously reported as: (i) the translation result and (ii) net gains on currency trading, which was previously included in net gains on foreign exchange transactions.

(2) Includes the agreement between Grupo Pacifico and Banmedica.

(3) Since 1Q17, “Net gains on derivatives” will be reported as non-financial income rather than net interest income, as was the case in the past.

(4) Figures differ from previously reported, please consider the data presented on this report.

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11.2	BCP Consolidated

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In S/ thousands, IFRS)

	As of			% change
	Sep 16	Jun 17	Sep 17	QoQ	YoY
ASSETS
Cash and due from banks	25,534,363	27,623,675	25,402,782	-8.0%	-0.5%
Cash and BCRP	22,900,963	24,920,828	23,291,176	-6.5%	1.7%
Deposits in other banks	2,462,366	2,542,490	2,085,811	-18.0%	-15.3%
Interbanks	170,000	156,591	23,000	-85.3%	-
Accrued interest on cash and due from banks	1,034	3,766	2,795	-25.8%	170.3%

Trading securities, net	2,591,573	2,675,444	2,932,379	9.6%	13.2%

Loans	86,057,877	85,103,689	86,209,416	1.3%	0.2%
Current	83,529,020	82,464,098	83,454,177	1.2%	-0.1%
Internal overdue loans	2,528,857	2,639,591	2,755,239	4.4%	9.0%
Less - allowance for loan losses	(3,881,194)	(4,116,234)	(4,193,824)	1.9%	8.1%
Loans, net	82,176,683	80,987,455	82,015,592	1.3%	-0.2%

Investment securities available for sale	8,191,614	10,003,821	14,342,250	43.4%	75.1%
Investments held to maturiy	3,922,354	4,779,835	3,942,207	-17.5%	0.5%
Property, plant and equipment, net	1,562,248	1,470,418	1,430,994	-2.7%	-8.4%
Due from customers acceptances	384,783	478,117	512,833	7.3%	33.3%
Other assets(1)	4,594,052	3,551,153	3,319,191	-6.5%	-27.8%

Total assets	128,957,670	131,569,918	133,898,228	1.8%	3.8%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations	76,142,826	80,169,363	81,675,702	1.9%	7.3%
Demand deposits	24,432,718	24,761,053	26,282,548	6.1%	7.6%
Saving deposits	24,154,989	24,467,895	24,975,134	2.1%	3.4%
Time deposits	20,785,447	23,721,680	23,620,907	-0.4%	13.6%
Severance indemnity deposits (CTS)	6,611,956	7,039,767	6,609,242	-6.1%	0.0%
Interest payable	157,716	178,968	187,871	5.0%	19.1%

BCRP instruments	10,798,751	8,989,728	8,107,103	-9.8%	-24.9%
Due to banks and correspondents	8,781,396	8,512,365	9,302,864	9.3%	5.9%
Bonds and subordinated debt	14,068,175	14,244,088	14,254,656	0.1%	1.3%
Acceptances outstanding	384,783	478,117	512,833	7.3%	33.3%
Other liabilities (2)	5,575,996	5,210,634	5,266,931	1.1%	-5.5%

Total liabilities	115,751,927	117,604,295	119,120,089	1.3%	2.9%

Net shareholders' equity	13,062,382	13,825,373	14,632,576	5.8%	12.0%
Capital stock	6,772,966	7,639,962	7,639,962	0.0%	12.8%
Reserves	3,363,356	3,666,632	3,666,632	0.0%	9.0%
Unrealized gains and losses	48,775	56,746	54,952	-3.2%	12.7%
Retained earnings	703,655	1,007,086	1,007,086	0.0%	43.1%
Income for the year	2,173,630	1,454,947	2,263,944	55.6%	4.2%

Non-controlling interest	143,361	140,250	145,563	3.8%	1.5%

Total equity	13,205,743	13,965,623	14,778,139	5.8%	11.9%

Total liabilities and net shareholders' equity	128,957,670	131,569,918	133,898,228	1.8%	3.8%

Off-balance sheet	51,042,498	49,765,645	53,694,069	7.9%	5.2%

(1) Mainly includes intangible assets, other receivable accounts and tax credit.

(2) Mainly includes other payable accounts.

53

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/ thousands, IFRS)

	Quarter			% change		YTD		% change
	3Q16 (1)	2Q17	3Q17	QoQ	YoY	Sep 16	Sep 17	Sep 17 / Sep 16
Interest income and expense
Interest and dividend income	2,424,566	2,416,342	2,448,857	1.3%	1.0%	7,081,295	7,282,598	2.8%
Interest expense	(645,550)	(672,773)	(659,316)	-2.0%	2.1%	(1,915,522)	(1,988,527)	3.8%
Net interest income	1,779,016	1,743,569	1,789,541	2.6%	0.6%	5,165,773	5,294,071	2.5%

Net provision for loan losses	(380,462)	(418,322)	(349,597)	-16.4%	-8.1%	(1,280,973)	(1,289,647)	0.7%

Non financial income
Fee income	557,471	571,909	588,762	2.9%	5.6%	1,639,055	1,724,982	5.2%
Net gain on foreign exchange transactions (2)	163,672	149,556	152,473	2.0%	-6.8%	481,100	456,915	-5.0%
Net gain on sales of securities	23,172	31,097	20,413	-34.4%	-11.9%	34,339	63,155	83.9%
Net gain on derivatives (3)	(11,700)	15,946	17,092	7.2%	-246.1%	13,277	88,762	568.5%
Result on exchange difference (2)	2,842	3,732	3,095	-17.1%	8.9%	(28,477)	14,735	-151.7%
Other	14,066	51,304	19,542	-61.9%	38.9%	42,985	106,323	147.3%
Total non financial income, net	749,523	823,544	801,377	-2.7%	6.9%	2,182,279	2,454,872	12.5%

Operating expenses
Salaries and employees benefits	(569,735)	(574,284)	(576,407)	0.4%	1.2%	(1,709,854)	(1,726,594)	1.0%
Administrative, general and tax expenses	(426,981)	(436,785)	(419,409)	-4.0%	-1.8%	(1,194,372)	(1,245,925)	4.3%
Depreciation and amortization	(88,187)	(88,927)	(88,049)	-1.0%	-0.2%	(261,175)	(263,954)	1.1%
Other	(24,232)	(39,658)	(28,175)	-29.0%	16.3%	(77,297)	(101,474)	31.3%
Total operating expenses	(1,109,135)	(1,139,654)	(1,112,040)	-2.4%	0.3%	(3,242,698)	(3,337,947)	2.9%

Operating income	1,038,942	1,009,137	1,129,281	11.9%	8.7%	2,824,381	3,121,349	10.5%
Income taxes	(270,642)	(263,243)	(313,591)	19.1%	15.9%	(762,978)	(842,106)	10.4%
Non-controlling interest	(4,791)	(4,974)	(6,693)	34.6%	39.7%	(12,354)	(15,299)	23.8%
Net income continuing operations	763,509	740,920	808,997	9.2%	6.0%	2,049,049	2,263,944	10.5%
Net income discontinuing operations				-	-	124,581	-	-
Net income	763,509	740,920	808,997	9.2%	6.0%	2,173,630	2,263,944	4.2%

(1) Figures differ from previously reported, please consider the presented on this report.

(2) The new account “Result on exchange difference” includes what was previously reported as: (i) the translation result and (ii) net gains on currency trading, which was previously included in net gains on foreign exchange transactions.

(3) Since 1Q17, “Net gain on derivatives” will be reported as non-financial income rather than net interest income, as was the case in the past.

54

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

		Quarter
	3Q16	2Q17	3Q17
Profitability
EPS (1)	0.096	0.093	0.102
Net interest margin (2)	5.79%	5.54%	5.62%
ROAA (2)(3)	2.4%	2.3%	2.4%
ROAE (2)(3)	24.1%	22.0%	22.7%
N° of outstanding shares (Million)	7,933.34	7,933.34	7,933.34

Quality of loan portfolio
IOL ratio	2.94%	3.10%	3.20%
NPL ratio	3.85%	4.16%	4.28%
Coverage of IOLs	153.5%	155.9%	152.2%
Coverage of NPLs	117.0%	116.4%	113.6%
Allowance for loan losses as a percentage of total loans	4.5%	4.8%	4.9%

Operating efficiency
Oper. expenses as a percent. of total income - reported (4)	43.5%	44.3%	42.5%
Oper. expenses as a percent. of total income - including all other items	44.3%	44.9%	43.3%
Oper. expenses as a percent. of av. tot. sssets (2)(3)(4)	3.4%	3.4%	3.3%

Capital adequacy
Total regulatory capital (S/ Million)	15,909	16,800	16,841
Tier 1 capital (S/ Million)	10,772	11,807	11,811
Common equity tier 1 ratio	10.64%	11.54%	11.93%
BIS ratio	15.56%	16.71%	16.35%

(1) Shares outstanding of 7,933 million is used for all periods since shares have been issued only for capitalization of profits.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes personnel expenses, administrative expenses and depreciation and amortization.

(5) Regulatory capital/ risk-weighted assets. Risk weighted assets include market risk and operational risk.

55

11.3	Mibanco

MIBANCO *

(In S/ thousands, IFRS)

	As of			% change		As of		% change
	Sep 16	Jun 17	Sep 17	QoQ	YoY	Sep 16	Sep 17	Sep 17 / Sep 16
ASSETS
Cash and due from banks	1,015,601	969,097	1,062,337	9.6%	4.6%	1,015,601	1,062,337	4.6%
Investments available for sale and trading securities	1,813,481	1,780,779	1,891,857	6.2%	4.3%	1,813,481	1,891,857	4.3%
Total loans	8,455,050	8,963,786	9,126,393	1.8%	7.9%	8,455,050	9,126,393	7.9%
Current	7,980,339	8,439,846	8,579,731	1.7%	7.5%	7,980,339	8,579,731	7.5%
Past-due	381,154	408,552	425,163	4.1%	11.5%	381,154	425,163	11.5%
Refinanced	93,557	115,387	121,499	5.3%	29.9%	93,557	121,499	29.9%
Allowance for loan losses	(731,412)	(816,489)	(831,710)	1.9%	13.7%	(731,412)	(831,710)	13.7%
Net loans	7,723,638	8,147,296	8,294,683	1.8%	7.4%	7,723,638	8,294,683	7.4%
Property, plant and equipment, net	222,790	211,811	194,425	-8.2%	-12.7%	222,790	194,425	-12.7%
Other assets	437,225	518,945	560,223	8.0%	28.1%	437,225	560,223	28.1%
Total assets	11,212,735	11,627,928	12,003,526	3.2%	7.1%	11,212,735	12,003,526	7.1%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	6,600,601	7,029,403	7,020,563	-0.1%	6.4%	6,600,601	7,020,563	6.4%
Due to banks and correspondents	1,586,927	1,724,059	1,936,049	12.3%	22.0%	1,586,927	1,936,049	22.0%
Bonds ans subordinated debt	836,714	646,525	642,441	-0.6%	-23.2%	836,714	642,441	-23.2%
Other liabilities	717,338	769,344	829,033	7.8%	15.6%	717,338	829,033	15.6%
Total liabilities	9,741,580	10,169,331	10,428,087	2.5%	7.0%	9,741,580	10,428,087	7.0%

Net shareholders' equity	1,471,156	1,458,597	1,575,439	8.0%	7.1%	1,471,156	1,575,439	7.1%

Total liabilities and net shareholders' equity	11,212,735	11,627,928	12,003,526	3.2%	7.1%	11,212,735	12,003,526	7.1%
Net financial income	411,954	438,853	462,950	5.5%	12.4%	779,781	878,990	12.7%
Provision for loan losses, net of recoveries	(66,997)	(98,700)	(86,260)	-12.6%	28.8%	(133,654)	(209,904)	57.1%
Non financial income	9,311	30,067	24,147	-19.7%	159.3%	16,399	50,122	205.6%
Operating expenses	(238,324)	(251,843)	(237,317)	-5.8%	-0.4%	(474,163)	(507,306)	7.0%
Operating Income	115,943	118,376	163,520	38.1%	41.0%	188,364	211,902	12.5%
Translation results	-	-	-	0.0%	0.0%	-	-	0.0%
Income taxes	(28,339)	(28,790)	(44,960)	56.2%	58.6%	(43,999)	(53,901)	22.5%
Net income	87,604	89,585	118,560	32.3%	35.3%	144,365	158,000	9.4%
L/D ratio	128.1%	127.5%	130.0%	250 bps	190 bps	128.1%	130.0%	190 bps
Internal overdue ratio	4.5%	4.6%	4.7%	10 bps	20 bps	4.5%	4.7%	20 bps
NPL ratio	5.6%	5.8%	6.0%	20 bps	40 bps	5.6%	6.0%	40 bps
Coverage of Internal overdue loans	191.9%	199.8%	195.6%	-420 bps	370 bps	191.9%	195.6%	370 bps
Coverage of NPLs	154.1%	155.8%	152.1%	-370 bps	-200 bps	154.1%	152.1%	-200 bps
ROAE	24.6%	25.4%	31.2%	580 bps	660 bps	21.2%	20.8%	-40 bps
ROAE incl. goodwill	22.3%	23.0%	28.5%	550 bps	620 bps	19.1%	19.0%	-10 bps
Efficiency ratio	56.1%	54.0%	48.4%	-560 bps	-770 bps	57.7%	52.5%	-520 bps
Branches (1)	314	320	324	1.3%	3.2%	314	324	3.2%
Employees	10,222	10,295	10,139	-1.5%	-0.8%	10,222	10,139	-0.8%

* Figures differ from previously reported. Since 1Q17, Net gain on Derivatives is excluded from Net Interest Income (NII) and translation result is reported as Non-financial income. Data for 3Q16 has been adjusted to allow comparisons.

(1) Includes Banco de la Nacion branches, which in 3Q16 were 38, in 2Q17 were 40 and in 3Q17 were 39.

56

11.4	BCP Bolivia

BCP BOLIVIA

(In S/ thousands, IFRS)

	As of			% change		As of		% change
	Sep 16	Jun 17	Sep 17	QoQ	YoY	Sep 16	Sep 17	Sep 17 / Sep 16
Assets
Cash and due from banks	1,181,065	1,730,317	1,496,787	-13.5%	26.7%	1,181,065	1,496,787	26.7%
Investments available for sale and trading securities	1,330,320	1,113,964	1,233,424	10.7%	-7.3%	1,330,320	1,233,424	-7.3%
Total loans	5,347,992	5,856,992	6,203,300	5.9%	16.0%	5,347,992	6,203,300	16.0%
Current	5,233,725	5,725,735	6,062,137	5.9%	15.8%	5,233,725	6,062,137	15.8%
Internal overdue loans	94,883	105,500	115,241	9.2%	21.5%	94,883	115,241	21.5%
Refinanced	19,384	25,758	25,922	0.6%	33.7%	19,384	25,922	33.7%
Less - allowance for loan losses	-198,130	-200,084	-218,838	9.4%	10.5%	-198,130	-218,838	10.5%
Lonas, net	5,149,862	5,656,909	5,984,461	5.8%	16.2%	5,149,862	5,984,461	16.2%
Property, plant and equipment, net	35,818	24,083	56,094	132.9%	56.6%	35,818	56,094	56.6%
Other assets	81,420	84,918	80,790	-4.9%	-0.8%	81,420	80,790	-0.8%
Total assets	7,778,486	8,610,191	8,851,556	2.8%	13.8%	7,778,486	8,851,556	13.8%

Liabilities and Net Sherholder's Equity
Deposits and obligations	6,849,565	7,576,689	7,819,169	3.2%	14.2%	6,849,565	7,819,169	14.2%
Due to banks and correspondents	31,020	172,598	39,639	-77.0%	27.8%	31,020	39,639	27.8%
Bonds ans subordinated debt	105,311	101,289	101,822	0.5%	-3.3%	105,311	101,822	-3.3%
Other liabilities	176,148	150,025	264,757	76.5%	50.3%	176,148	264,757	50.3%
Total liabilities	7,162,044	8,000,602	8,225,387	2.8%	14.8%	7,162,044	8,225,387	14.8%

Equity	616,442	609,590	626,170	2.7%	1.6%	616,442	626,170	1.6%

Total liabilities and net shareholders' equity	7,778,486	8,610,191	8,851,556	2.8%	13.8%	7,778,486	8,851,556	13.8%

	Quarter			% change		YTD		% change
	3Q16	2Q17	3Q17	QoQ	YoY	Sep 16	Sep 17	Sep 17 / Sep 16
Net interest income	76,385	79,477	78,294	-1.5%	2.5%	220,502	235,026	6.6%

Provision for loan losses, net of recoveries	-6,908	-13,664	-27,479	101.1%	297.8%	-39,705	-54,623	37.6%

Net interest income after provisions	69,477	65,813	50,814	-22.8%	-26.9%	180,797	180,403	-0.2%
Non financial income	27,450	31,161	29,257	-6.1%	6.6%	90,518	86,202	-4.8%
Operating expenses	-61,370	-59,613	-60,730	1.9%	-1.0%	-172,541	-179,556	4.1%
Translation result	-51	-10	-82	733.9%	62.4%	-128	-97	-24.6%
Income taxes	-14,907	-10,681	-8,888	-16.8%	-40.4%	-36,477	-30,317	-16.9%
Net income	20,599	26,670	10,371	-61.1%	-49.7%	62,169	56,635	-8.9%
L/D ratio	78.1%	77.3%	79.3%	203 bps	125 bps
Internal overdue ratio	1.77%	1.80%	1.86%	6 bps	9 bps
NPL ratio	2.14%	2.24%	2.28%	4 bps	14 bps
Coverage of internal overdue ratio	208.8%	189.7%	189.9%	25 bps	-1892 bps
Coverage of NPLs	173.4%	152.4%	155.0%	259 bps	-1836 bps
Efficiency ratio	55.9%	54.4%	55.6%	118 bps	-26 bps
ROAE	13.8%	17.9%	6.7%	-1117 bps	-707 bps
Branches	49	51	54	0	1
Agentes	97	178	212	-9	1
ATMs	261	263	264	5	11
Employees	1734	1773	1736	-6	59

57

11.5	Credicorp Capital

Credicorp Capital	Quarter			% change		YTD		% change
S/ 000	3Q16	2Q17	3Q17	QoQ	YoY	Sep 16	Sep 17	Sep 17 / Sep 16
Net interest income	-1,769	1,808	-4,260	-335.6%	141%	4,017	-2,029	-150.5%
Non-financial income	135,589	142,444	127,258	-10.7%	-6.1%	394,376	401,621	1.8%
Fee income	88,247	105,203	94,802	-9.9%	7.4%	261,979	282,173	7.7%
Net gain on foreign exchange transactions	11,307	10,948	-4,374	-140.0%	-138.7%	20,994	15,352	-26.9%
Net gain on sales of securities	42,831	24,818	30,110	21.3%	-29.7%	109,584	85,724	-21.8%
Derivative Result	-7,931	81	6,379	N/A	-180.4%	-4,056	7,261	-279.0%
Result from exposure to the exchange rate	187	195	-554	-384.1%	-396.3%	-721	-1,087	50.8%
Other income	948	1,199	895	-25.4%	-5.6%	6,596	12,198	84.9%
Operating expenses (1)	-107,797	-105,851	-103,334	-2.4%	-4.1%	-304,693	-317,156	4.1%
Operating income	26,023	38,401	19,664	-48.8%	-24.4%	93,700	82,436	-12.0%
Income taxes	-3,620	-11,767	-2,396	-79.6%	-33.8%	-20,811	-20,237	-2.8%
Non-controlling interest (2)	-3,224	-240	-97	-59.6%	-97.0%	-10,535	-492	-95.3%
Net income	19,179	26,394	17,171	-34.9%	-10.5%	62,354	61,707	-1.0%

* Unaudited results.

(1) Includes: Salaries and employees benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

(2) Percentage of Correval and IM Trust that is not owned by Credicorp Capital Holding Colombia and Credicorp Capital Holding Chile (38.32% y 39% respectively) for 3T16.

58

11.6 Atlantic Security Bank

ASB	Quarter			% change
US$ Millions	3Q16	2Q17	3Q17	QoQ	YoY
Total loans	964.6	853.0	826.2	-3.1%	-14.3%
Total investments	880.1	942.1	996.2	5.7%	13.2%
Total assets	2,053.3	2,085.1	2,026.9	-2.8%	-1.3%
Total deposits	1,773.7	1,790.3	1,652.4	-7.7%	-6.8%
Net shareholder's equity	255.6	246.4	262.9	6.7%	2.9%
Net income	16.9	13.3	13.2	-1.1%	-22.2%

Interest earning assets

Interest earning assets *	Quarter			% change
US$ 000	3Q16	2Q17	3Q17	QoQ	YoY
Due from banks	173	245	148	-39.8%	-14.8%
Total loans	965	853	826	-3.1%	-14.3%
Investments	833	895	964	7.6%	15.6%
Total interest earning assets	1,971	1,994	1,937	-2.8%	-1.7%

* Excludes investments in equities and mutual funds.

Liabilities

Liabilities	Quarter			% change
US$ 000	3Q16	2Q17	3Q17	QoQ	YoY
Deposits	1,774	1,790	1,652	-7.7%	-6.8%
Borrowed Funds	0	10	60	498.0%	100.0%
Other liabilities	24	38	52	34.8%	115.7%
Total liabilities	1,798	1,839	1,764	-4.1%	-1.9%

59

Assets under management and Deposits (US$ Millions)

Portfolio distribution as of September 2017

60

11.7	Grupo Pacifico

GRUPO PACIFICO *

(S/ in thousands)

	Quarter			% change		YTD		% change
	3Q16	2Q17	3Q17	QoQ	YoY	Sep 16	Sep 17	Sep 17 / Sep 16
Balance
Total assets	10,453,470	10,731,442	11,013,777	2.6%	5.4%	10,453,470	11,013,777	5.4%
Invesment on securities (1)	7,598,343	7,832,406	8,087,030	3.3%	6.4%	7,598,343	8,087,030	6.4%
Technical reserves	6,754,917	7,164,208	7,263,527	1.4%	7.5%	6,754,917	7,263,527	7.5%
Net equity	2,431,271	2,339,600	2,711,176	15.9%	11.5%	2,431,271	2,711,176	11.5%

Quarterly income statement
Net earned premiums	477,366	470,708	477,263	1.4%	0.0%	1,398,791	1,416,976	1.3%
Net claims	271,591	278,266	275,721	-0.9%	1.5%	801,329	834,951	4.2%
Net fees	118,363	128,331	125,169	-2.5%	5.8%	332,727	380,363	14.3%
Net underwriting expenses	9,894	14,683	25,273	72.1%	155.4%	36,110	52,115	44.3%
Underwriting result	77,519	49,428	51,100	3.4%	-34.1%	228,625	149,548	-34.6%

Net financial income	113,848	124,112	143,191	15.4%	25.8%	321,879	388,486	20.7%

Operating expenses	100,784	99,358	110,345	11.1%	9.5%	299,896	307,941	2.7%

Other income	6,258	6,806	8,643	27.0%	38.1%	23,743	26,455	11.4%
Traslations results	1,373	-491	1,984	-504.4%	44.5%	-4,046	1,347	-133.3%
Gain (loss) from Grupo Pacifico and Banmedica agreement	4,136	5,974	-528	-108.8%	-112.8%	8,564	11,469	33.9%
Income tax	13,921	7,763	10,440	34.5%	-25.0%	37,618	25,908	-31.1%

Income before minority interest	88,430	78,708	83,605	6.2%	-5.5%	241,251	243,456	0.9%
Non-controlling interest	8,289	9,491	-13,627	-243.6%	-264.4%	25,235	5,081	-79.9%

Net income	80,140	69,217	97,232	40.5%	21.3%	216,016	238,375	10.4%

Ratios
Ceded	19.6%	16.1%	18.3%	220 bps	-130 bps	18.3%	17.4%	-90 bps
Loss ratio (2)	56.9%	59.1%	57.8%	-130 bps	90 bps	57.3%	47.9%	-940 bps
Fees + underwriting expenses, net / net earned premiums	26.9%	30.4%	31.5%	110 bps	460 bps	23.8%	21.8%	-200 bps
Underwriting results / net earned premiums	16.2%	10.5%	10.7%	20 bps	-550 bps	16.3%	10.6%	-570 bps
Operating expenses / net earned premiums	21.1%	21.1%	23.1%	200 bps	200 bps	21.4%	21.7%	-80 bps
ROAE (3) (4)	13.7%	12.3%	15.4%	-80 bps	-50 bps	13.7%	12.8%	-90 bps
Return on written premiums	11.4%	10.1%	13.5%	340 bps	210 bps	10.4%	11.2%	80 bps
Combined ratio of P&C (5)	88.0%	97.9%	95.8%	-210 bps	780 bps	89.1%	96.7%	760 bps

*Financial statements without consolidation adjustments.

(1) Excluding investments in real estate.

(2) Net claims / Net earned premiums.

(3) Includes unrealized gains.

(4) Annualized and average are determined as the average of period beginning and period ending.

(5) (Net claims / Net earned premiums) + [(Acquisition cost + Operating expenses) / Net earned premiums].

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the association with Banmedica. This partnership includes:

(i)	the private health insurance business, which is managed by Grupo Pacifico and incorporated in each line of Grupo Pacifico’s financial statements;

(ii)	corporate health insurance for payroll employees; and

(iii)	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

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As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

Corporate Health Insurance and Medical Services

(S/ in thousands)

	Quarter			% change		YTD		% Change
	3Q16	2Q17	3Q17	QoQ	YoY	Sep 16	Sep 17	Sep 17 / Sep 16
Results
Net earned premiums	223,533	226,098	234,486	3.7%	4.9%	651,518	691,594	6.2%
Net claims	-189,433	-187,669	-196,730	4.8%	3.9%	-549,618	-572,316	4.1%
Net fees	-10,467	-10,464	-10,348	-1.1%	-1.1%	-30,034	-31,416	4.6%
Net underwriting expenses	-3,088	-2,811	-3,022	7.5%	-2.1%	-9,483	-8,987	-5.2%
Underwriting result	20,545	25,154	24,385	-3.1%	18.7%	62,383	78,875	26.4%

Net financial income	1,470	1,199	1,349	12.6%	-8.2%	3,870	3,660	-5.4%
Operating expenses	-16,751	-17,740	-18,751	5.7%	11.9%	-50,152	-53,798	7.3%
Other income	852	158	-67	-142.8%	-107.9%	1,692	1,005	-40.6%
Traslations results	-30	-7	-60	N/A	98.6%	-243	-152	-37.7%
Income tax	-1,940	-2,615	-2,209	-15.5%	13.9%	-5,588	-9,180	64.3%

Net income before Medical services	4,145	6,147	4,647	-24.4%	12.1%	11,962	20,410	70.6%

Net income of Medical services	12,020	13,343	16,008	20.0%	33.2%	32,482	43,304	33.3%

Net income	16,164	19,490	20,655	6.0%	27.8%	44,444	63,714	43.4%

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11.8	Prima AFP

Main financial indicators	Quarter			% change		YTD		% change
S/ 000	3Q16	2Q17	3Q17	QoQ	YoY	Sep 16	Sep 17	Sep 17 / Sep 16
Total assets	842,608	763,745	830,346	8.7%	-1.5%	842,608	830,346	-1.5%
Total liabilities	268,026	227,011	249,885	10.1%	-6.8%	268,026	249,885	-6.8%
Net shareholders' equity	574,583	536,734	580,461	8.1%	1.0%	574,583	580,461	1.0%
Income from commissions	101,776	99,346	89,136	-10.3%	-12.4%	304,020	291,690	-4.1%
Administrative and sale expenses	(37,493)	(37,376)	(39,840)	6.6%	6.3%	-117,196	-116,861	-0.3%
Depreciation and amortization	(5,370)	(6,109)	(5,843)	-4.4%	8.8%	-15,566	-17,973	15.5%
Operating income	58,913	55,861	43,453	-22.2%	-26.2%	171,258	156,856	-8.4%
Other income and expenses, net	(791)	(1,355)	1,354	-199.9%	-271.1%	-471	1,159	-346.0%
Income tax	(16,410)	(15,917)	(15,377)	-3.4%	-6.3%	-48,627	-48,353	-0.6%
Net income before translation results	41,712	38,590	29,429	-23.7%	-29.4%	122,160	109,662	-10.2%
Translations results	127	(45)	(28)	-38.7%	-121.6%	-706	-5	-99.3%
Net income	41,840	38,545	29,401	-23.7%	-29.7%	121,455	109,657	-9.7%
ROAE (1)	30.7%	30.2%	21.1%

(1) Net shareholders' equity includes unrealized gains from Prima's investment portfolio.

Funds under management

Funds under management	Jun 17	% share	Sep 17	% share
Fund 0	422	0.9%	463	1.0%
Fund 1	5,255	11.5%	5,373	11.2%
Fund 2	32,543	71.2%	34,240	71.4%
Fund 3	7,517	16.4%	7,858	16.4%
Total S/ Millions	45,737	100%	47,933	100%

Source: SBS

Nominal profitability over the last 12 months

	Jun 17 / Jun 16	Sep 17 / Sep 16
Fund 0	4.8%	4.7%
Fund 1	9.1%	7.3%
Fund 2	11.8%	9.2%
Fund 3	11.9%	8.6%

AFP fees

Fee based on flow	1.60%	Applied to the affiliates' monthly remuneration.
Mixed fee
Flow	0.18%	Applied to the affiliates' monthly remuneration since June 2017. Feb 17- may 17 =0.87%.
Balance	1.25%	Applies annualy to the new balance since February 2013 for new affiliates to the system and beginning on June 2013 for old affiliates who have chosen this commission scheme.

Main indicators

	Prima	System	% share	Prima	System	% share
Main indicators and market share	2Q17	2Q17	2Q17	3Q17	3Q17	3Q17
Affiliates	1,499,027	6,429,700	23.3%	1,596,158	6,522,565	24.5%
New affiliations (1)	24,450	76,297	32.0%	97,180	97,180	100.0%
Funds under management (S/ Millions)	45,737	144,417	31.7%	47,933	151,586	31.6%
Collections (S/ Millions)	750	2,459	30.5%	791	2,535	31.2%
Voluntary contributions (S/ Millions) (1)	559	1,170	47.7%	681	1427	47.8%
RAM (S/ Millions) (2)	2,196	7,071	31.1%	2,335	7,179	32.5%

Source: SBS

(1) In April and May AFP Habitat had exclusivity of affiliation. From June Prima AFP it has exclusivity for being a winner of bidding.

(2) Prima AFP estimate: Average of aggregated income during the last 4 months, excluding special collections and voluntary contribution fees.

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11.9	Table of calculations

Table of calculations (1)

Profitability
Net Interest Margin (NIM)	Annualized Net Interest Income / Average Interest Earning Assets

Net Interest Margin on loans (NIM on loans)	Annualized (Interest on loans − (Interest expense x (Average total loans / Average Interest earning assets)) / Average Total Loans

Funding cost	Annualized interest expense / Average of total liabilities

Return on average assets (ROAA)	Annualized Net Income attributable to Credicorp / Average Assets

Return on average equity (ROAE)	Annualized Net Income attributable to Credicorp / Average net equity

Portfolio quality
Internal overdue ratio	Internal overdue loans / Gross loans

Non - performing loans ratio (NPL ratio)	Non − performing loans / Gross loans

Coverage ratio of internal overdue loans	Allowance for loans losses / Internal overdue loans

Coverage ratio of non - performing loans	Allowance for loans losses / Non − performing loans

Cost of risk	Annualized net provisions for loan losses / Gross loans

Insurance
Net claims / Net earned premiums + Acquisition cost + operating expenses / Net earned premiums
Combined Ratio of P&C
Does not include Life insurance business.

Loss Ratio	Net claims / Net earned premiums

Underwriting Result / Net Earned Premium	Net earned premiums − Net claims − Acquisition cost / Net Earned Premiums

Operating performance
Operating efficiency	(Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Acquisition cost) / (Net interest income + Fee income + Result on exchange difference + Net gain on Derivatives + Net gain on foreign exchange transactions + Net gain from associates + Net premium earned)

(Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Acquisition cost) / Average total assets

Capital Adequacy
BIS ratio	Regulatory Capital / Risk – weighted assets

Tier 1 ratio	Tier 1 / Risk – weighted assets

Common Equity Tier 1 ratio	Capital + Reserves – 100% of applicable deductions (2) + Retained Earnings + Unrealized gains or losses

(1) Averages are determined as the average of period-beginning and period-ending balances.

(2) Includes investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability

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